As filed with the Securities and Exchange Commission on August 2, 2006
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FRANKLYN RESOURCES III, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	3537	84-1491682
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

234-5149 Country Hills Blvd. N.W.; Suite 429
Calgary Alberta, Canada T3A 5K8
(832) 274-3766
(Address and telephone number of Principal Executive Offices)

234-5149 Country Hills Blvd. N.W.; Suite 429
Calgary, Alberta, Canada T3A 5K8
(Address of principal place of business)

Bo Huang
Franklyn Resources III, Inc.
234-5149 Country Hills Blvd. N.W.; Suite 429
Calgary, Alberta, Canada T3A 5K8
(832) 274-3766

(Name, address and telephone number of agent for service)

Please send a copy of all communications to:
Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, NY 10018
Telephone: (212) 981-6767
Fax: (212) 930-9725

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $.001 per share(2)	6,113,394	$ 2.50	$ 15,283,485.00	$ 1,635.33
Common Stock, par value $.001 per share (3)	19,028,574	$ 2.50	$ 47,571,435.00	5,090.14
				$ 6,725.47

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended. The proposed maximum offering price is based on the estimated high end of the range at which the common stock will initially be sold.

(2)
Of the 6,113,394 shares of common stock registered, 421,087 shares are outstanding shares and 5,692,307 shares are issuable upon conversion of notes or series A convertible preferred stock into which the notes are convertible.

(3)	Represents 19,028,574 shares of common stock issuable upon exercise of warrants at an average exercise price of $1.27 per share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED AUGUST 2, 2006
PROSPECTUS

25,141,968 Shares
FRANKLYN RESOURCES III, INC.
Common Stock

As of the date of this prospectus, there is no trading market in our common stock, and we cannot assure you that a trading market will develop.

The selling stockholders may offer and sell from time to time up to an aggregate of 25,141,968 shares of our common stock that they have acquired or may acquire from us, including shares that they may acquire upon conversion of series A preferred stock and exercise of warrants.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the outstanding warrants if and when the warrants are exercised. We will pay the cost of the preparation of this prospectus, which is estimated at $____.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders will sell shares at prices ranging from $1.50 to $2.50 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”
The date of this Prospectus is           , 2006

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

We design, manufacture and market a range of pressurized containers for compressed natural gas, known as CNG. Compressed natural gas is natural gas, principally methane, in its gaseous state that has been compressed. Natural gas is compressed during transportation and storage and, thus, requires pressurized containers. Our license permits us to operate CNG stations, CNS equipments and services, as well as non-standard chemical and refinery equipment.

Although our initial business involved the manufacture of non-standard equipment and pressure containers, our business has evolved as an increasing market is developing in the People’s Republic of China (“PRC”) for the use of CNG as a method of combating air pollution, which is increasingly viewed as a major problem throughout the PRC. We believe that this need will create a market for CNG powered vehicles. We use our capabilities in this industry to manufacture equipment for use in CNG gas stations and gas transportation vehicles.

Our CNG vehicle and gas station equipment business consists of two divisions, the manufacture of CNG vehicle and gas station equipment, and the design of construction plans for CNG gas stations, the construction of the CNG stations, and the installation of CNG station equipment and related systems at the gas station.

In addition to our CNG related products, we continue to manufacture a wide variety of pressure containers for use in different industries, including the design and manufacture of various types of pressure containers in the petroleum and chemical industries, the metallurgy and electricity generation industries and the food and brewery industries. In addition, we can design and manufacture various types of non-standard equipment.

We plan to develop a CNG station business in Wuhan City, Hubei province in the PRC, commencing late 2006, and we expect to have our first project completed within twelve months thereafter. The first project involves the construction and operation of 20 CNG stations which will be supplied by two larger supply stations which provide CNG to the stations.

Organization

We are a Nevada corporation organized in 1999. On June 2, 2006, we acquired the stock of Sinoenergy Holding Limited, a British West Indies corporation (“Sinoenergy”). Sinoenergy is the sole stockholder of Qingdau Sinogas General Machinery Corporation, a Chinese corporation (“Sinogas”). Prior to September 2004, Sinogas’ business was conducted as a state-owned equipment manufacturer under the name Qingdao General Machinery Plant. In July 2004, Sinogas was privatized, and its equity was owned by three Chinese companies. In November 2005, Sinoenergy, which was then owned by Wentao Yang, acquired, subject to government approval, the equity in Sinogas. On November 29, 2005, the local government agency approved the purchase by Sinoenergy of all the shares of Sinogas, and Sinogas became wholly owned foreign enterprice, which is referred to as a WOFE. Sinogas’ organization is similar to that of a limited liability company under United States law. Sinogas’ term of existence is for a period of 15 years, ending on October 29, 2019.

The transaction by which we acquired Sinoenergy is characterized as a reverse acquisition, and the transaction is referred to in this prospectus as the “reverse acquisition.” The accounting rules for reverse acquisitions require that beginning June 2, 2006, the date of the reverse acquisition, our balance sheet includes the consolidated assets and liabilities of Sinoenergy and its wholly-owned subsidiary, Sinogas, and our equity accounts were recapitalized to reflect the net equity of Sinoenergy. The financial condition and results of operations for periods prior to June 2, 2006 reflect the financial condition and operating results of Sinogas.

In connection with the acquisition of Sinoenergy, we entered into:

•
A securities purchase agreement, as amended on July 6, 2006 (the “Purchase Agreement”) with Barron Partners LP, JCAR Funds Ltd., Ray Rivers, Steve Mazur and IRA f/b/o John P. O’Shea pursuant to which the investors purchased 6% convertible notes in the principal amount of $3,700,000, 390,087 shares of common stock, and warrants to purchase 6,342,858 shares of common stock at $.85 per share, 6,342,858 shares of common stock at $1.20 per share and 6,342,858 shares of common stock at $1.75 per share. The conversion price of the notes and the exercise price of the warrants is subject to adjustment as described under “Selling Stockholders - June 2006 Private Placement.”

•
A stock redemption agreement with the Company’s principal stockholders. The Company purchased a total of 3,305,000 shares of common stock for a purchase price of $213,525, which was paid from the proceeds of the notes, stock and warrants.

References to “we,” “us,” “our” and similar words refer to the Franklyn Resources III, Inc. and its subsidiaries, Sinoenergy and Sinogas, unless the context indicates otherwise, and, prior to the effectiveness of the reverse acquisition, these terms refer to Sinogas. References to Franklyn relate to Franklyn Resources III, Inc. prior to the reverse acquisition.

Our executive offices are located at 234-5149 Country Hills Blvd. NW; Suite 429, Calgary, Alberta, Canada T3A 5K8, telephone (832) 274-3766. Sinogas’ executive offices are located at 45 Jinghua Road, Qingdao, Shandong, China, telephone 011 86 532 84888827.

Issuance of Securities to the Selling Stockholders

In June and July 2006, we issued to five of the selling stockholders (Barron Partners, JCAR Funds, Steven Mazur, Ray Rivers and IRA f/b/o John P. O’Shea), for $3,700,000 (i) convertible notes in the principal amount of $3,700,000, which are convertible into 5,692,307 shares of common stock, (ii) 390,087 shares of common stock and (iii) warrants to purchase an aggregate of 19,028,571. The other selling stockholders acquired their shares from the Company in a private placement in March through July 1999.

We are registering the 421,087 outstanding shares of common stock held by selling stockholders, 5,692,307 shares of common stock which are issuable upon conversion of the convertible notes (and, upon conversion of the series A preferred stock when the convertible notes are converted into series A preferred stock), and 19,028,574 shares of common stock issuable upon exercise of warrants.

The Offering

Common Stock Offered:
The selling stockholders are offering a total of 25,141,968 shares of common stock, of which 421,087 shares are outstanding, 5,692,307 shares are issuable upon conversion of the notes (or, if the notes are converted into series A preferred stock, upon conversion of the series A preferred stock) and 19,028,574 shares are issuable upon exercise of warrants

Limitation on Issuance of Common Stock:
The holders of the notes, as well as the series A preferred stock ssualbe upon conversion of the notes, and the holders of the warrants cannot convert their notes or shares of series A preferred stock or exercise their warrants to the extent that such conversion and exercise would result in the holders and their affiliates owning more than 4.9% of our outstanding common stock.

Outstanding Shares of Common Stock:	14,636,472 shares[1]

Common Stock to be Outstanding after Conversion of Notes and Exercise of Investor Warrants:	39,357,352 shares[1,2]

Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling stockholders. In the event that any selling stockholders exercise their warrants, we would receive the exercise price. If all warrants are exercised, we would receive approximately $24.1 million, all of which, if and when received, would be used for working capital and other corporate purposes. The proceeds from the exercise of the warrants are subject to adjustment in the event of a change in the exercise price of the warrants. See “Use of Proceeds.”

[1]	Does not include a total of 2,000,000 shares of common stock issuable pursuant to our 2006 long-term incentive plan.

[2]
Includes shares of common stock issuable upon conversion of the notes (or the series A preferred stock issuable upon conversion of the notes) and the exercise of warrants held by the selling stockholders.

Summary Financial Information
(in thousands, except per share information)

The following information at December 31, 2005 and for the year ended December 31, 2005 and the period October 29, 2004 (inception) to December 31, 2004 has been derived from our audited financial statements which appear elsewhere in this prospectus. The information at March 31, 2006 and for the three months ended March 31, 2006 and 2005 has been derived from our unaudited financial statements which appear elsewhere in this prospectus.

Statement of Operations Information:

	Three Months Ended March 31,		Year Ended December 31,	October 29, 2004 (inception) to December 31
	2006	2005	2005	2005
Revenues	$2,500	$574	$8,236	$--
Gross profit	1,255	470	4,415	--
Income (loss) from operations	926	355	3,719	(64)
Income (loss) before income taxes	883	355	3,647	(112)
Net income (loss)	570	246	2,474	(112)
Income (loss) per share (basic and diluted)	$.04	$.02	$.17	$(.01)
Weighted average shares of common stock outstanding (basic and diluted)	14,215	14,215	14,215	14,216

Balance Sheet Information:

	March 31, 2006	December 31, 2005
Working capital	$5,038	$4,419
Total assets	17,788	15,775
Total liabilities	9,699	8,285
Retained earnings	2,566	2,019
Stockholders’ equity	8,088	7,489

RISK FACTORS

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks Associated with Companies Conducting Business in the PRC

Because the scope of our business license is limited, we may need government approval to expand our business.

We are a wholly-owned foreign enterprise, commonly known as a WOFE. The scope of business is narrowly defined for all businesses in China, and a WOFE can only conduct business within its approved business scope, which appears on the business license. Our license permits us to manufacture pressure containers for petroleum refinery equipment, compressed natural gas storage and transportation equipment, to design and install compressed natural gas station equipment, and to operate CNG stations, CNS equipment and services as well as non-standard chemical and refinery equipment. Any amendment to the scope of our business requires further application and government approval. Inevitably, there is a negotiation with the authorities to approve as broad a business scope as is permitted, and we cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

If the PRC enacts regulations which forbid or restrict foreign investment, our ability to grow may be severely impaired.

We intend to expand our business both by increasing our product range, operating CNG stations and making acquisitions of companies in related industries. Many of the rules and regulations that we would face are not explicitly communicated, and we may be subject to rules that would affect our ability to grow, either internally or through acquisition of other Chinese or foreign companies. There are also substantial uncertainties regarding the proper interpretation of current laws and regulations of the PRC. New laws or regulations that forbid foreign investment could severely impair our businesses and prospects. Additionally, if the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	to the extent that we use the Internet for marketing and providing information on our products and services, requiring that we discontinue any portion or all of our Internet related business.

Any deterioration of political relations between the United States and the PRC could impair our operations.

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause potential acquisition candidates or their goods and services to become less attractive. Such a change could lead to a decline in our profitability. Any weakening of relations between the United States and the PRC could have a material adverse effect on our operations, particularly in our efforts to raise capital to expand our CNG station and other business activities.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Government policies are subject to rapid change and the government of the PRC may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of the PRC will not significantly alter its policies from time to time without notice in a manner with reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in the PRC remains government-owned. For instance, all lands are state owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our future expansion, especially if we seek to expand manufacturing operations and to develop our CNG station business. The government of the PRC also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in the PRC, could have a material adverse effect on our business, results of operations and financial condition.

Price controls may affect both our revenues and net income.

The laws of the PRC provide for the government to fix and adjust prices. To the extent that we operate CNS stations, the price at which we both purchase and sell CNG is subject to government price controls. It is possible that other products we sell or services that we provide may also become subject to price control. To the extent that we are subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our sales will be limited and, unless there is also price control on the products that we purchase from our suppliers, we may face no limitation on our costs. Further, if price controls affect both our revenue and our costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable regulatory authorities in the PRC.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of OECD member countries.

The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been making a transition to a more market-oriented economy, although the government imposes price controls on certain products and in certain industries. However, we cannot predict the future direction of these economic reforms or the effects these measures may have. The economy of the PRC also differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (the “OECD”), an international group of member countries sharing a commitment to democratic government and market economy. For instance:

•	the level of state-owned enterprises in the PRC, as well as the level of governmental control over the allocation of resources is greater than in most of the countries belonging to the OECD;

•	the level of capital reinvestment is lower in the PRC than in other countries that are members of the OECD;

•	the government of the PRC has a greater involvement in general in the economy and the economic structure of industries within the PRC than other countries belonging to the OECD;

•	the government of the PRC imposes price controls on certain products and our products may become subject to additional price controls; and

•
the PRC has various impediments in place that make it difficult for foreign firms to obtain local currency, as opposed to other countries belonging to the OECD where exchange of currencies is generally free from restriction.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the economy of the PRC were similar to those of the OECD member countries.

Because our directors and some of our officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce United States court judgments against them in the PRC.

Most of our directors and our senior executive officers, including our chief executive officer, chief operating officer and chief financial officer, reside in the PRC and substantially all of our assets are located in the PRC. It may therefore be difficult for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws.

We may have limited legal recourse under Chinese law if disputes arise under contracts with third parties.

Almost all of our agreements with our employees and third parties, including our supplier and customers, are governed by the laws of the PRC. The legal system in the PRC is a civil law system based on written statutes. Unlike common law systems, such as we have in the United States, it is a system in which decided legal cases have little precedential value. The government of the PRC has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under Chinese law are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment. Since our products are used for the transportation and storage of CNG and chemicals, any damage caused by the failure or alleged failure of our products could result in substantial damages, and if the nature or amount of any uninsured loss is significant, we may be unable to continue in business

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If the United States imposes trade sanctions on the PRC due to its currency, export or other policies, our ability to succeed in the international markets may be diminished.

The PRC currently “pegs” its currency to a basket of currencies, including United States dollar. This means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. This policy is currently under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving exporters an unfair advantage and making its imports expensive. There is increasing pressure for the PRC to change its currency policies to provide for its currency to float freely on international markets. As a result, Congress is considering the enacting legislation which could result in the imposition of quotas and tariffs. If the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may be adversely affected, even though we do not sell outside of the PRC. Further, we cannot predict what action the PRC may take in the event that the United States imposes tariffs, quotas or other sanctions on Chinese products. Even though we do not sell products into the United States market, it is possible that such action by the PRC may nonetheless affect our business since we are a United States company, although we cannot predict the nature or extent thereof. Any government action which has the effect of inhibiting foreign investment could hurt our ability to raise funds that we need for our operations. The devaluation of the currency of the PRC against the United States dollar would have adverse effects on our financial performance and asset values when measured in terms of the United Stated dollar.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations affecting currency conversion. Although, as a WOFE, we are permitted to convert Chinese currency into United States dollars for remittance to our British Virgin Island parent, we cannot assure you that we will continue to have government approval to remit United States dollars to our British Virgin Island parent. Any restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our stockholders or to fund operations we may have outside of the PRC. Conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the regulatory authorities of the PRC will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions. Because a significant component for many of our products, the steel vessels, is manufactured in Italy, our inability to pay our foreign manufacturer may impair our ability to manufacture our products.

Fluctuations in the exchange rate could have a material adverse effect upon our business.

We conduct our business in the Renminbi. To the extent our future revenue are denominated in currencies other the United States dollars, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results since our operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.

A downturn in the economy of the PRC may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business especially if it results in either a decreased use of products such as ours or in pressure on us to lower our prices. Since our CNG station business is dependent upon the development of a market for cars and truck that run on CNG rather than gasoline, any economic trends which have the effect of dampening the market for CNG vehicles could affect our ability both to sell our CNG products and to sell CNG at our proposed CNG stations.

If we are not able to protect our intellectual property rights, our business may be impaired.

Our intellectual property relates to our know-how in developing our products. The protection of intellectual property rights in the PRC is weak, and we cannot give any assurance that we will be able to protect our intellectual property rights. To the extent that our business is dependent upon intellectual property, our ability to generate revenue from these products, would be severely impaired if we are not able to protect our rights in these products.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, such as bird flu, could adversely affect our business.

A renewed outbreak of SARS or another widespread public health problem, including bird flu, in China, where all of our revenues are derived, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the economy of the PRC.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

If certain tax exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct corporate withholding taxes from any dividends we may pay in the future.

Under the PRC’s current tax laws, regulations and rulings, companies are exempt from paying withholding taxes with respect dividends paid to stockholders outside of the PRC. However, if the foregoing exemption is removed, we may be required to deduct certain amounts from any dividends we pay to our stockholders.

Risks Associated with our Business

Because we are dependent upon a small number of suppliers or customers, the loss of a major supplier or customer could impair our ability to operate profitably.

In general, we do not have long-term contracts with our customers, and major contracts with a small number of customers’ accounts for a significant percentage of our revenue. Our contracts relate to specific projects. As a result, a customer can account for significant revenue in one year and little if any in the next. For example, our largest customer for the year ended December 31, 2005, Millennium Group Limited (Hong Kong), accounted for revenue of approximately $3.8 million, or 46% of our revenue for the year, but was not a significant customer in the first quarter of 2006.

Because we intend to enter into a new business with our proposed operation of CNG stations, we will require significant additional funds.

We intend to develop the business of owning and operating CNG stations, which is a new business for us. To date, our business has been limited to the manufacture of equipment, including equipment used for CNG stations, and performing related installation services. The operation of the CNG gas station business is subject to significant additional risks which are not related to our equipment manufacturing business. In addition to the normal risks associated with our business, there are additional risks that relate to the CNG station business. These risks include, but are not limited to:

We lack experience in operating CNG stations. Although we have manufactured and installed equipment for use by CNG stations, we have never operated stations, and we cannot assure you that we will be successful in operating CNG stations.

We require significant additional funds to enable us to develop and expand the CNG station business. The construction of CNG stations is very capital intensive, and we will require significant additional funds for this purpose. We have no agreements to obtain funding, and our agreement with the purchasers of our securities in our June private placement give them a right of first refusal on future financings. In addition, if we raise funds at a price which is less than the conversion price of the note or the exercise price of the warrants, the conversion or exercise price would be reduced. We cannot assure you that we will be able to obtain any financing which we may require, either for our CNS station business or our equipment manufacture and supply business.

The CNG station business is highly regulated. The storage, transportation and distribution of CNG is subject to PRC regulations, including the price at which we both buy and sell CNG. The price controls over the purchase and sale of CNS limits our potential profit from the sale of CNG. Other regulations may result in increased costs in order to comply with these regulations.

Because of the nature of CNG, we could be exposed to liability from gas leaks or explosions. Any leaks or explosions from our CNG stations could cause severe property damage as well as loss of life, which may not be covered by insurance. Any such loss could result in a termination of our business and could subject us to regulatory actions.

The market for CNS stations is dependent upon the increased use of CNG powered vehicles. CNG-powered vehicles represent only a small fraction of motor vehicles in the PRC, and most vehicles are powered by gasoline or diesel fuel. For us to be successful in the CNG gas station business, a market for CNG must be developed in the area which we propose to enter. Car and truck owners must either buy a CNG powered vehicle or pay to have a gasoline or diesel powered vehicle converted for CNG use. Any economic downturn could materially decrease the market for CNG vehicles. Further, in order for a market to develop for CNG vehicles, there must be a network of CNG stations on major highways throughout the PRC. The failure of such a network to develop could hinder the development of a market for CNG vehicles which would in turn limit the market for our CNG stations.

We may face liability claims from users of our products.

As the manufacturer of equipment that is used to store and transport CNG and other products, including petroleum, chemicals and food products, we may be subject both to liability in the event that any property damages or loss of life results from our products. Any liability which results could hurt our reputation and result in the payment of damages which may not be covered by insurance.

As a result of the reverse acquisition, our expenses will increase significantly.

As a result of the reverse acquisition, our ongoing expenses have increased significantly, including expenses in compensation to our officers, ongoing public company expenses, including increased legal and accounting expenses as a result of our status as a reporting company and the requirement that we register the shares of common stock covered by this prospectus, expenses incurred in complying with the internal controls requirements of the Sarbanes-Oxley Act, and obligations incurred in connection with the reverse acquisition. Our failure to generate sufficient revenue and gross profit could result in reduced profits of losses as a result of the additional expenses.

Because we are dependent on our management, the loss of our key executive officers and the failure to hire additional qualified key personnel could harm our business.

Our business is largely dependent upon the continued efforts of our chief executive officer, Bo Huang, and our chairman, Tianzhou Deng, who are also directors. We do not have employment contracts with either Mr. Huang or Mr. Deng. The loss either Mr. Huang, Mr. Deng or any of our other key employees could have a material adverse effect upon our ability to operate profitably.

We may not be able to continue to grow through acquisitions.

In addition to our planned growth through the development of our CNG station business, an important part of our growth strategy is to expand our business and to acquire other businesses in related industries. Such acquisitions may be made with cash or our securities or a combination of cash and securities. If our stock price is less than the exercise price of the outstanding warrants, it is not likely that that warrants will be exercised at their present exercise price. To the extent that we require cash, we may have to borrow the funds or sell equity securities. We anticipate that if we acquire other Chinese businesses, the seller would expect to receive all or substantially all of the sales price in cash. Any issuance of equity as a portion of the purchase price or any sale of equity, to the extent that we are able to sell equity, to raise funds to enable us to pay the purchase price would result in dilution to our stockholders. We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition. If we fail to make any acquisitions, our future growth may be limited. As of the date of this report, we do not have any agreement as to any acquisition. Further, any acquisition may be subject to government regulations and approval in the PRC.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

•	the difficulty of integrating acquired products, services or operations;

•	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

•	the difficulty of incorporating acquired rights or products into our existing business;

•	difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

•	the effect of any government regulations which relate to the business acquired;

•
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified, these risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Our operating results in future periods may vary from quarter to quarter, and, as a result, we may fail to meet the expectations of our investors and analysts, which may cause our stock price to fluctuate or decline.

As a manufacturer of specialized equipment, we do not manufacture for inventory, but pursuant to a specific contract, and our contract flow is not predictable. To the extent that we do not generate new business upon completion of existing contracts, our revenue will decline. To the extent that we expand our facilities to meet present or anticipated increases in sales, our failure to generate business could have the effect of significantly reducing the profitability of our business. Because of these factors, our revenue and operating results have fluctuated from quarter to quarter. We expect that fluctuations in both revenue and net income will continue due to a variety of factors, many of which are outside of our control. Due to the risks discussed in this report, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance.

Certain of our stockholders control a significant amount of our common stock.

Approximately 87.5% of our outstanding common stock is owned by Skywide Capital Management Limited, which is owned by our chief executive officer, Bo Huang, and our chairman, Tianzhou Deng, and 9.7% of our outstanding common stock is owned by Eastpride Capital Limited. Skywide presently has the voting power to elect all of the directors and approve any transaction requiring stockholder approval.

Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-KSB. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements are not presently applicable to us. If and when these regulations become applicable to us, and if we are unable to conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. We have not yet begun a formal process to evaluate our internal controls over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines.

The terms on which we may raise additional capital may result in significant dilution and may impair our stock price.

Because of both the absence of a public market for our common stock, the terms of our recent private placement and the number of outstanding warrants and the exercise price and other terms on which we may issued common stock upon exercise of the warrants, it may be difficult for us to raise additional capital if required for our present business and for any planned expansion. We cannot assure you that we will be able to get additional financing on any terms, and, if we are able to raise funds, it may be necessary for us to sell our securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to us. In connection with any such financing, we may be required to provide registration rights to the investors and pay damages to the investor in the event that the registration statement is not filed or declared effective by specified dates. The price and terms of any financing which would be available to us could result in both the issuance of a significant number of shares and significant downward pressure on our stock price and could result in a reduction of the conversion price of the series A preferred stock and exercise price of the warrants held by the investors in our June 2006 private placement.

If we fail to achieve certain financial results, we will be required to issue more shares of common stock upon conversion of the series A preferred stock or exercise of the warrants.

The notes and the warrants issued in the June 2006 private placement have, and the series A preferred stock to be issued upon conversion of the notes will have, antidilution provisions which increase the number of shares issuable upon conversion of the note or the series A preferred stock and reduce the exercise price of the warrants if we issue common stock at a price which is less than the conversion price of the notes or the series A preferred stock or the exercise price of the warrants or if we fail to meet full-diluted net income per share targets set forth in the purchase agreement. If either or both of these adjustments are triggered, the investors in the June 2006 private placement will receive, on such exercise or conversion, a larger number of shares of common stock, which will increase their percentage interest in our stock. We cannot assure you that there will not be such an adjustment. If the maximum downward adjustment based on our pre-tax earnings were made in the conversion price of the note or the series A preferred stock issuable upon conversion of the note, the number of shares issuable upon such conversion would increase from 5,692,307 shares to 15,811,966 shares, and the maximum decrease in exercise prices of the warrants would be decreases from $.85 to $.306 and from $1.20 to $.432.

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

The purchase agreement relating to the June 2006 private placement requires us to appoint and maintain such number of independent directors that would result in a majority of our directors being independent directors, that the audit committee would be composed solely of independent directors and the compensation committee would have a majority of independent directors. Our failure to maintain these requirements would results in our payment of liquidated damages that payable in cash or by the issuance of additional shares of series A preferred stock, at the option of the investors.

Risks Associated with Investing in our Common Stock

There is no trading market for our common stock.

Although our common stock is registered pursuant to the Securities Exchange Act of 1934, there is no market for our common stock and we cannot give any assurance that there will ever be a market for our common stock. We do not anticipate that a market for our common stock will develop, if at all, until after the registration statement of which this prospectus is a part has been declared effective by the SEC. If a market for our common stock develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our revenue or income are below analysts’ expectations;

•	general economic slowdowns;

•	matters affecting the economy of the PRC and the relationship between the United States and the PRC;

•	changes in market valuations of both similar companies and companies whose business is primarily or exclusively in the PRC;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of internationally-based companies.

•	concern by potential investors that the large number of shares of common stock which may be sold pursuant to this prospectus may have a downward effect upon the market price of the stock.

•	the effect of sales pursuant to this prospectus on the trading volume of our common stock.

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

Although our articles of incorporation do not provide for the issuance of preferred stock, our agreement with the investors in the June 2006 private placement requires us to amend and restate our articles of incorporation to provide for the issuance of preferred stock. As a result, the board of directors will have the right, without stockholder approval, to issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock., which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock, other than the proposed issuance of a series of preferred stock to be designated the series A preferred stock, for issuance upon conversion of the notes, we may issue such shares in the future.

Shares may be issued pursuant to our stock plans which may affect the market price of our common stock.

We may issue stock upon the exercise of options or pursuant to stock grants covering a total of 2,000,000 shares of common stock pursuant to our 2006 long-term incentive plan. The exercise of any options we may grant under this plan and the sale of the underlying shares of common stock and the sale of stock issued pursuant to stock grants may have an adverse effect upon the price of our stock. If we issue all of the shares of common stock issuable pursuant to the plan, these shares will represent approximately 12.0% of the outstanding common stock, based on the presently outstanding shares of common stock and approximately 7.0% of the outstanding common stock, based on the presently outstanding common stock plus the shares issuable upon conversion of the notes, with a related dilution to the other holders of our common stock.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market as a result of Sarbanes-Oxley requires the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted all of these measures. We are not in compliance with requirements relating to the distribution of annual and interim reports, the holding of stockholders meetings and solicitation of proxies for such meeting and requirements for stockholder approval for certain corporate actions. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We may be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires increased control over financial reporting requirements, including annual management assessments of the effectiveness of such internal controls and a report by our independent certified public accounting firm addressing these assessments. Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Because we have significant related party transactions, institutional and other investors may be reluctant to purchase our stock which could affect both the price and the market for our stock.

During 2005, we purchased real property rights from a related party for approximately $11.9 million of which $5.0 million was paid. In addition, we have significant aged receivables from a related party and we subcontract services to, and purchase equipment from, a related party. As a result, investors may be reluctant to invest in our common stock, which would affect both the stock price and the trading volume in our stock.

Because of our cash requirements and restrictions in our preferred stock purchase agreement we may be unable to pay dividends.

We expect to retain any earnings to finance the growth of our business, particularly, our proposed CNG station business, which is very capital intensive. Further, we are prohibited from paying dividends on our common stock while the note or the series A preferred stock issubale upon conversion of the notes is outstanding

Because we may be subject to the “penny stock” rules, you may have difficulty in selling our common stock.

If a public market develops for our common stock and if our stock price is less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

As an issuer of “penny stock” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any based upon an claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

We cannot predict when or whether an active market for our common stock will develop.

In the absence of an active trading market, you may have difficulty buying and selling or obtaining market quotations; the market visibility for our stock may be limited, and the lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts.

Although we do not make projections relating to our future operating results, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected.

The registration and potential sale by the selling stockholders of a significant number of shares could encourage short sales by third parties.

Because there is no public market for our stock, there may be significant downward pressure on our stock price caused by the sale or potential sale of a significant number of shares pursuant to this prospectus, which could allow short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

If the selling stockholders sell a significant number of shares of common stock, the market price of our common stock may decline. Furthermore, the sale or potential sale the offered shares pursuant to the prospectus and the depressive effect of such sales or potential sales could make it difficult for us to raise funds from other sources.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. In addition, such statements could be affected by risks and uncertainties related to the ability to conduct business in the PRC, product demand, including the demand for CNG, our ability to develop, construct and operate a CNG station business, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of their common stock. If the selling stockholders exercise any warrants, we will receive the amount of the exercise price. The maximum total exercise price is approximately $24.1 million, which we would receive only if all of the warrants were exercised at their present exercise prices, which are $.85 per share as to warrants to purchase 6,342,858 shares of common stock, $1.20 per share as to warrants to purchase 6,342,858 shares of common stock, and $1.75 per share as to warrants to purchase an additional 6,342,858 shares of common stock. Any proceeds which we receive from the exercise of the warrants would be used for working capital and general corporate purposes. In the event that the exercise price of the warrants is reduced as a result of our failure to meet the required level of pre-tax income per share, the total proceeds from the exercise of the $.85 and the $1.20 warrants could be reduced by up to 64%, with the result that the total proceeds would be reduced by up to approximately $8.3 million. The $1.75 warrants are not subject to this reduction in the exercise price since they expire automatically if not exercised by December 31, 2006. We cannot assure you that any of the warrants will be exercised.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of July 31, 2006, and the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling stockholders. Each of the selling stockholders is offering to sell all of the shares beneficially owned by him or her, and, accordingly, will not beneficially own any shares upon completion of the offering.

Name	Shares Beneficially Owned	Shares Being Sold

Barron Partners, LP1	21,038,918	21,038,918
JCAR Funds Ltd[2]	1,357,349	1,357,349
IRA f/b/o John P. O’Shea	1,357,349	1,357,349
Steve Mazur	678,676	678,676
Ray Rivers	678,676	678,676
Heather Z. Anderson	1,000	1,000
Elizabeth Kramer	1,000	1,000
Kevin Whatley	1,000	1,000
Philip Berman	1,000	1,000
Raymond F. McKinstry	1,000	1,000
Anne Marie McKinstry	1,000	1,000
Jeffrey S. Rose	1,000	1,000
Susan Slow	1,000	1,000
George Groehsl	1,000	1,000
Edward Slow	1,000	1,000
Robert Krekel	1,000	1,000
Alvin D. Leach	1,000	1,000
Don Sullivan	1,000	1,000
Holly R. Zane	1,000	1,000
Kathleen E. Borchard	1,000	1,000
Frederick E. Welsh, Jr.	1,000	1,000
Claudia Kelly	1,000	1,000
Robert Bruce Christopher	1,000	1,000
David Hepworth	1,000	1,000
Daniel B. Sweeney	1,000	1,000
Thomas D. Gearke	1,000	1,000
Nancy J. Sullivan	1,000	1,000
Rhadica Singh	1,000	1,000
Richard Wong	1,000	1,000
Gary Greenberg	1,000	1,000
John J. Memolo	1,000	1,000
Linda M. Carlson	1,000	1,000
Lincoln Anderson	1,000	1,000
Jennifer R. Bell	1,000	1,000
Britta Rueschhoff	1,000	1,000
Bernard Rueschhoff	1,000	1,000

1  Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners.

2  Jon R. Carnes has sole voting and dispositive power over the shares beneficially owned by JCAR Funds Ltd.

Of the shares being offered by the selling stockholder, 24,720,879 shares of common stock offered by Barron Partners, JCAR Funds Ltd., Steven Mazur, Ray Rivers, IRA /f/b/a John P. O’Shea represent the shares of common stock issuable upon conversion of the notes (or the shares of series A preferred stock issuable upon conversion of the notes) and exercise of the warrants that were issued in the June 2006 private placement. See “Selling Stockholders - June 2006 Private Placement” for information relating to the shares of common stock issuable to them.

John P. O’Shea is president, chief executive officer and a stockholder of Westminster Securities Corp. None of the other selling stockholders are affiliates of broker-dealers. Mr. O’Shea’s IRA acquired the securities independent of his position as a partner of Westminster Securities.

Notwithstanding any other provision of this Agreement, except as expressly provided in the notes, the certificate of designation or the warrants, no investor may to convert the notes or the series A preferred stock into shares of common stock or to exercise the warrants to the extent that such conversion or exercise would result in beneficial ownership by such investor and its affiliates of more than 4.9% of the then outstanding number of shares of common stock on such date. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. This provision, which cannot be modified, limits the ability of the holders of the notes, the series A preferred stock issuable upon conversion of the note and warrants to convert their shares of series A preferred stock and exercise their warrants. Based on our outstanding common stock on June 2, 2006, of 14,636,471 shares, Barron Partners, JCAR Funds Ltd., Steven Mazur, Ray Rivers and IRA f/b/o John P. O’Shea would not be able to convert series A preferred stock or exercise warrants for more than approximately 754,000 shares of common stock. This limitation applies separately to each of these selling stockholders. As the number of outstanding shares of common stock increases, whether upon conversion of the notes or series A preferred stock or exercise or warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of the series A preferred stock or the warrants issued in the June 2006 private placement transfers its or his shares of series A preferred stock or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 4.9% limitation.

None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates.

June 2006 Private Placement

On June 2, 2006, we entered into the Exchange Agreement pursuant to which the Company acquired all of the equity of Sinoenergy, which owned all of the equity of Sinogas. Pursuant to the Exchange Agreement, we issued 14,215,385 shares of common stock to the owners of Sinoenergy.

In connection with the acquisition of Sinoenegy, we entered into:

(a) The Purchase Agreement with Barron Partners LP, JCAR Funds Ltd., IRA f/b/o John P. O’Shea, Ray Rivers and Steve Mazur pursuant to which the investors purchased 6% convertible notes in the principal amount of $3,700,000, 390,087 shares of common stock, and warrants to purchase 6,342,858 shares of common stock at $.85 per share, 6,342,858 shares of common stock at $1.20 per share and 6,342,858 shares of common stock at $1.75 per share. The following table sets forth the investment by each of the investors, the principal amount of note received, the number of shares of common stock issuable upon conversion of the note (or the shares of series A preferred stock issuable upon conversion of the note), the number of shares issued and the number of shares issuable upon exercise of each set of warrants

	Note	Conversion Shares	Shares	Warrants
Barron Partners LP	$3,100,000	4,769,231	326,829	5,314,286
JCAR Funds Ltd.	200,000	307,692	21,086	342,857
IRA f/b/o John P. O’Shea	200,000	307,692	21,086	342,857
Steven Mazur	100,000	153,846	10,543	171,429
Ray Rivers	100,000	153,846	10,543	171,429
Total	$3,700,000	5,692,307	390,087	6,342,858

The numbers under the column “Warrants” represents the number of shares of common stock issuable upon exercise of each set of warrants. Thus, each investor has the same number of warrants exercisable at $.85, $1.20 and $1.75.

(b) A stock redemption agreement with our principal stockholders. We purchased a total of 3,305,000 shares of common stock for a purchase price of $213,525, which was paid from the proceeds of the notes, stock and warrants. The following table sets forth the sellers, the number of shares purchased and the purchase price payable to each seller:

Name	Number of Shares	Purchase Price
Frank L. Kramer	1,000,000	$62,600
Deborah Salerno	1,000,000	62,600
John P. O’Shea	1,000,000	62,600
Lynn Suave	150,000	9,690
Mark Lubchenco	100,000	6,465
Gary S. Joiner	35,000	2,270
Marika Xirouhakis	20,000	7,300
	3,305,000	$213,525

Pursuant to the Purchase Agreement:

•
We sold to the investors for $3,700,000, (i) 6% convertible notes in the aggregate principal amount of $3,700,000, (ii) 390,087 shares of common stock and (iii) warrants to purchase 6,342,858 shares of common stock at an exercise price of $.85 per share, 6,342,858 shares of common stock at an exercise price of $1.20 per share, and warrants to purchase 6,342,858 shares at an exercise price of $1.75 per share.

•
We are required, within 120 days of the closing date, to amend its articles of incorporation to provide for an authorized capitalization of 60,000,000 shares of capital stock, of which 10,000,000 will be shares of preferred stock and 50,000,000 will be shares of common stock and to adopt a certificate of designation which creates the right of the holders of a series of preferred stock to be designated as the series A convertible preferred stock.

•
Upon the filing of both the restated certificate of incorporation and the certificate of designation, the notes are automatically converted into shares of series A preferred stock, at a conversion price of $.65 per shares, subject to adjustment. Based on the conversion price of $.65, we would issue a total of 5,692,307 shares of series A preferred stock which would be convertible into an aggregate of 5,692,307 shares of common stock. If the restated certificate of incorporation and the certificate of designation are not filed at the time that the notes are converted, the notes are convertible into common stock at a conversion price of $.65 per share, subject to adjustment.

•
The conversion price of the note and the conversion rate of the series A preferred stock are subject to adjustment in certain instances, including the issuance by us of stock at a price which is less than the conversion price, which is initially $.65.

•
In the event that our consolidated pre-tax income, as defined, for the year ended December 31, 2006 is less than $.212 per share on a fully-diluted basis, then the Conversion Price shall be reduced by the percentage shortfall, up to a maximum of 40%. Fully-diluted pre-tax income is based on the number of shares of common stock which are outstanding or are otherwise issuable, regardless of whether such shares would be included in determining diluted earnings per share under generally accepted accounting principles.

•
In the event our consolidated pre-tax income for the year ended December 31, 2007 is less than $.353 per share on a fully-diluted basis, then the Conversion Price shall be reduced by the percentage shortfall, up to a maximum of 40%.

•
The following table sets forth the initial conversion price of the notes, the conversion ratio for the series A preferred stock and the exercise price of the $.85 and $1.20 warrants and the adjusted numbers if (a) the pre-tax income per share for each of the two years was 20% below the respective targets (a “20% shortfall”) and (b) the pre-tax income per share for each of the two years was 40% or more below the targets (a “40% shortfall”). No adjustment is given for the $1.75 warrants, since they expire on December 31. 2006. The number of shares reflects the number of shares of common stock issuable upon conversion of the note or the series A preferred stock, and is based on the assumption that no notes or preferred stock are converted into common stock until the adjustment has been made for 2007. There is no adjustment in the number of shares issuable upon exercise of the warrants.

	Conversion Price/ Number of Shares	Conversion Ratio/ Number of Shares	$.85 Warrant Exercise Price	$1.20 Warrant Exercise Price
Unadjusted	$.65/ 5,692,307	1:1/ 5,692,307	$.85	$1.20
20% shortfall	$.416/ 8,894,231	1.5625:1/ 8,894,231	$.544	$.768
40% shortfall	$.234/ 15,811,966	2.77778:1/ 15,811,966	$.306	$.432

•
We have agreed to have appointed such number of independent directors that would result in a majority of its directors being independent directors, that the audit committee would be composed solely of independent directors and the compensation committee would have a majority of independent directors. Our failure to meet these requirements for a period of 60 days for an excused reason, as defined in the Purchase Agreement, or 75 days for a reason which is not an excused reason, would results in the imposition of liquidated damages which are payable in cash or additional shares of series A preferred stock.. The liquidated damages are computed in an amount equal to 12% per annum of the principal amount of notes outstanding, up to a maximum of $444,000, which is payable in cash or stock, at the election of the investors. We are in compliance with this requirement since a majority of our directors are independent and the audit and compensation committees are comprised of independent directors

•
We entered into a registration rights agreement rights agreement pursuant to which we agreed to file, within 60 days after the closing, a registration statement covering the common stock issuable upon conversion of notes and the series A preferred stock and exercise of the warrants. Our failure to meet this schedule and other timetables provided in the registration rights agreement would result in the imposition of liquidated damages, which are payable through the issuance of additional shares of series A preferred stock at the rate of 1770 shares of series A preferred stock for each day, based on the proposed registration of all of the underlying shares of common stock, with a maximum of 950,000 shares.

•
The warrants issued to the investors have a term of five years, except that the $1.75 warrants expire on December 31, 2006. The warrants provide for adjustments if we do not meet certain financial targets described above.

•
The warrants also provide that, with certain exceptions, if we issue common stock at a price, or warrants or other convertible securities with an exercise or conversion price which is less than the exercise price of the warrants, the exercise price of the warrants will be reduced to the sales price, exercise price or conversion price, as the case may be, of such other securities.

•	We also reimbursed Barron Partners for its due diligence and other expenses in the amount of $50,000.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling stockholders cannot predict the extent to which a market will develop or, if a market develops, what the price of our common stock will be. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders will sell shares at prices ranging from $1.50 to $2.50 per share until a public market develops for the common stock. In order for a public market to develop, a broker-dealer must make a filing with the NASD, which overseas the over-the-counter market, including the OTC Bulletin Board. If a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus.

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable: law.

The selling stockholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

See “Selling Stockholders” for information concerning the restriction on the right of the holders of the series A preferred stock and certain of the warrants to convert the shares of series A preferred stock and to exercise warrants if such conversion or exercise would result in the holder and his or its affiliates beneficially owning more than 4.9% of our common stock. Because of the limitation whereby Barron Partners, LP, JCAR Funds Ltd., Steven Mazur, Ray Rivers and IRA f/b/o John P. O’Shea cannot hold more than 4.9% of our stock, there is a limit on the number of shares that any of them may sell at any time.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. John P. O’Shea is president, chief executive officer and a stockholder of Westminster Securities Corp., a registered broker-dealer. None of the other selling stockholders are affiliates of broker-dealers, although two of the selling stockholders are employees, but not affiliates, of a broker-dealer.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling stockholder of the series A preferred stock, warrants or the common stock issuable upon conversion or transfer the series A preferred stock or warrants other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

We may be required to amend or supplement this prospectus in the event that (a) a selling stockholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling stockholder, in which case we will be required to amend or supplement this prospectus to name the selling stockholder, or (b) any one or more selling stockholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND STOCKHOLDER MATTERS

There is no market for our common stock, and we have not paid dividends.

As of July 31, 2006, we had approximately 40 record holders of our common stock. None of these shares were eligible for sale pursuant to Rule 144.

There is no public marker for our common stock, and we have not paid dividends. Our agreement with the investors in the June 2006 private placement and the notes and the proposed certificate of designation relating to the series A preferred stock prohibit our payment of dividends while the note or the shares of series A preferred stock are outstanding.

As of July 31, 2006, we had the following shares of common stock reserved for issuance:

•	5,692,307 shares issuable upon conversion of the series A preferred stock.

•	19,028,574 shares issuable upon exercise of the warrants issued to the investors in the June 2006 private placement.

•	2,000,000 shares issuable upon exercise of stock options or other equity-based incentives pursuant to our 2006 long-term incentive plan.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of July 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	-0-	--	--
Equity compensation plan not approved by security holders	120,000	--	1,880,000

The 2006 long-term incentive plan was approved by the board of directors, subject to stockholder approval, and the outstanding options are subject to stockholder approval of the plan. The plan has not yet been submitted to the stockholders for their approval.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the results of our operations and financial condition should be read in conjunction with our financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Forward Looking Statements.”

Overview

We design, manufacture and market a range of pressurized containers for CNG. Although our initial business involved the manufacture of non-standard equipment and pressure containers, our business has evolved as an increasing market is developing in the PRC for the use of CNG. Our CNG vehicle and gas station equipment business consists of two divisions, the manufacture of CNG vehicle and gas station equipment, and the design of construction plans for CNG gas stations, the construction of the CNG stations, and the installation of CNG station equipment and related systems at the gas station.

In addition to our CNG related products, we continue to manufacture a wide variety of pressure containers for use in different industries, including the design and manufacture of various types of pressure containers in the petroleum and chemical industries, the metallurgy and electricity generation industries and the food and brewery industries. In addition, we can design and manufacture various types of non-standard equipment.

All of our products and services are performed pursuant to agreements with our customers, which provide the specifications for the products and services. We do not sell our products from inventory. As a result, our revenue is dependent upon the flow of contracts. In any fiscal period, a small number of customers may represent a disproportionately large percentage of our business in one period and a significantly lower percentage, if any, in a subsequent period. For example, our largest customer for the year ended December 31, 2005, Millennium Group Limited (Hong Kong), which accounted for revenue of approximately $3.8 million, or 46% of our revenue for the year, and is not a significant customer in the first quarter of 2006. Our contract with Millenium Group related to the construction of CNG stations for Millenium, and that contract was completed in 2005, and does not require any significant products or services after the completion of the station.

We commenced operations on October 29, 2004, did not have any business activity until the first quarter of 2005, and during the first quarter of 2005 we were in a start-up phase. As a result, there is no meaningful comparison between the period October 29, 2004 to December 31, 2004 and the year ended December 31, 2005. Also, since the first quarter of 2005 does not reflect fully developed operations, the comparisons between the first quarters of 2005 and 2006 reflects our ability to scale up our operations and not any indication of a quarter to quarter growth rate.

We intend to construct and operate CNG stations during 2006. This aspect of our business is different from our present business whereby we will be operating CNG stations. Since 2005 our business included the planning, constructing and equipping of CNG stations. The business of operating CNG stations will require a substantial capital investment, and we anticipate that we will seek debt funding for a portion of the costs. Further, the nature of the operation of the business and the risks associated with that business are significantly different from the manufacture of equipment or the construction of CNG stations. One aspect of the operation of CNG stations is the price controls, whereby both the price at which we purchase CNG and the price at which we sell CNG are subject to by price controls. The operation of CNG stations will be reported as a separate segment.

We have a 55% interest in our subsidiary, Qingdao Sinogas Yuhen Chemical Equipment Co., Ltd. (“Yuhen”), with the other 45% being owned by Qingdao Kangtai Machinery Equipment Manufacture Co. Limited (“Kangtai”). We subcontract construction work for CNG stations to Kangtai on terms that are commercially reasonable. We paid Kangtai $427,160 for these services during the three months ended March 31, 2006 and $658,025 for the year ended December 31, 2005.

Yuhen was set up by Sinogas and Kangtai on May 25, 2005. In connection with Yuhen’s organization, Kangtai transferred equipment to Yuhen as part of its investment in Yuhen. Kangtai transferred certain contracts to Yuhen, and Yuhen assumed the manufacturing obligations under these contract and purchased the related inventories from Kangtai at fair market value. Kangtai purchased the manufactured products from Yuhen at fair market value and sold the products to the end users. The sales of these products to Kangtai amounted to $673,000 for the three months ended March 31, 2006 and $979,000 for the year ended December 31, 2005. Because a portion of these transactions relate to sales to third parties through Kangtai, we treat that portion as a third-party receivable.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believes to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In estimating the collectability of accounts receivable we analyze historical write-offs, changes in our internal credit policies and customer concentrations when evaluating the adequacy of our allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if we make different judgments or uses difference estimates.

Inventories comprise raw materials, work on process, finished goods and low value consumable articles are stated at the lower of cost or market. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale. Inventory costs do not exceed net realizable value.

Property, plant and equipment are stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized. The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statements of operations. We perform impairment tests on our long-term assets annually.

Intangible assets are reviewed at least annually for impairment, or more frequently if we have reason to believe that there is an impairment. Intangible assets are tested by comparing net book value of the to fair value. Our assumptions about fair values require significant judgment because broad economic factors, industry factors and technology considerations can result in variable and volatile fair values.

We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

We recognizes product sales generally at the time the product is shipped. Shipping and handling costs are included in cost of goods sold. Revenue is presented net of any sales tax and value added tax.

Our functional currency is Renminbi (“RMB”), which is the currency of the PRC, and our reporting currency is United States dollars. Our balance sheet accounts are translated into United States dollars at the year-end exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in owners’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred. The translation and transaction gains and losses were immaterial in the statement of operations as incurred. The translation and transaction gains and losses were immaterial for the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006 and 2005.

The government of the PRC imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on our operations because we have not previously engaged in any significant transactions that are subject to the restrictions.

New Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Management does not currently believe adoption will have a material impact on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. Our adoption of SFAS No. 151 is not currently expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment,” which amends FASB Statement No. 123 and will be effective for us for the year ending December 31, 2006. The revised standard requires, among other things, that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. Due to the absence of observable market prices for employee stock options, the standard indicates that the fair value of most stock options will be determined using an option-pricing model. As a result of the reverse acquisition, our adoption of SFAS No. 123(R) will result is compensation expense upon the grant of options or other equity-based incentives. Prior to the reverse acquisition we did not grant any options or other equity-based incentives.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

In March 2005, the FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term, conditional asset retirement obligations, as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of 2006. The adoption of this Interpretation is not expected to have a material effect on our financial position or results of operations.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB No. 20 (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS No. 154 enhances the consistency of financial information between periods. SFAS No. 154 will be effective beginning with the Company’s first quarter of fiscal year 2006. We do not expect that the adoption of SFAS No. 154 will have a material impact on our results of operations, financial position or cash flows.

In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (EITF 05-06). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements). EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. The Company does not anticipate that EITF 05-06 will have a material impact on its consolidated results of operations.

In July 2005, the Financial Accounting Standards Board (FASB) issued an Exposure Draft of a proposed Interpretation “Accounting for Uncertain Tax Positions—an interpretation of FASB Statement No. 109.” Under the proposed Interpretation, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered probable of being sustained on audit based solely on the technical merits of the tax position. In evaluating whether the probable recognition threshold has been met, the proposed Interpretation would require the presumption that the tax position will be evaluated during an audit by taxing authorities. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed Interpretation would apply to all tax positions and only benefits from tax positions that meet the probable recognition threshold at or after the effective date would be recognized. We are currently analyzing the proposed Interpretation and have not determined its potential impact on our Consolidated Financial Statements. While we cannot predict with certainty the rules in the final Interpretation, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future interperiod effective tax rate volatility.

Results of Operations

Three Months Ended March 31, 2006 and 2005

Net revenue- Our operations commenced in October 29, 2004. As a result, during the first three months of 2005, we were in the start-up phase of our operations and did not generate significant revenue. Net revenue for the first quarter of 2006 increased $1.93 million, or 335%, from $574,000 in the first quarter of 2005 to $2.5 million in the first quarter of 2006.

Cost of revenue; gross margin - Our cost of revenue for the March 31, 2006 quarter increased $1.14 million, from $104,000 in 2005 to $1.245 million in 2006, reflecting the same factors that affected our revenue during those period. Our gross margin for the first quarter of 2005 was 81.9% as compared with 50.2% in the first quarter 2006. Since the first quarter of 2005 does not reflect fully developed operations, the comparisons between the first quarters of 2005 and 2006 reflects our ability to scale up our operations and not any indication of a quarter to quarter change in gross margin.

Operating Expenses- Operating expenses were $329,000 for the quarter ended March 31, 2006, compared to $115,000 for the comparable quarter of 2005. This represents an increase of $214,000, or 186%, primarily due to an increase in our market development and activities.

Income from Operations- Our operating profit for the first quarter March 31, 2006 increased $571,000, or 161%, from $355,000 in 2005 to $926,000 in 2006. The increase was primarily the result of production operation started in second half of 2005.

Income Taxes- Income taxes for the first quarter March 31, 2006 increased $204,000, from $109,000 in 2005 to $313,000 in 2006. Since the first quarter of 2005 does not reflect fully developed operations, the comparisons between the first quarters of 2005 and 2006 reflects our ability to scale up our operations and not any indication of a quarter to quarter income taxes difference.

Net Income- Net income was $548,000, or $.04 per share (basic and diluted) for the first quarter of 2006, compared to $246,000, or $.02 per share (basic and diluted) in the first quarter of 2005, an increase of $302,000, or 122%, reflecting the factors described above.

Year Ended December 31, 2005 and period from October 29, 2004 (inception) to December 31, 2004

Net Revenue- Net revenue for the year ended December 31, 2005 was $8.2 million. Since we were incorporated on October 29, 2004 and did not commence business activity until 2005, we did not generate any revenue in the 2004 period.

Cost of Revenues; gross margin - Our cost of revenue for 2005 was $3.8 million, generating a gross margin of 53.6%.

Operating Expenses- Operating expenses were $695,000 for the year ended December 31, 2005, compared to $64,000 for the 2004. The operation expenses in the 2004 period were incidental to the commencement of our operations.

Income from Operations- Operating profit was $3.7 million in 2005, as compared with a loss of $112,000 in the 2004 period, reflecting the fact that our business did not commence until 2005, with our production operation starting in second half of 2005.

Income Taxes- Income taxes were $1.2 million for the year ended December 31, 2005. Because of our loss in 2005, we did not pay any income taxes for the 2005 period.

Net Income- Net income was $2.46 million, or $.17 per share (basic and diluted), for the year ended December 31, 2005, compared to loss of $112,000, or $.01 per share (basic and diluted) in the 2004 period.

Liquidity and Capital Resources

Net cash provided by operating activities was $2.60 million for the year ended December 31, 2005, compared to negative $1.25 million in 2004, an increase of $3.85 million from the prior year. The improvement was primarily due to improved working capital cash flows in 2005 compared to 2004 resulting from the commencement of our business operation in 2005. We used $157,000 for our operations in the quarter ended March 31, 2006. One factor which accounted for the use of cash was the increase in accounts receivable $1.7 million from December 31, 2005 to March 31, 2006. At March 31, 2006, there was a $1.3 million account receivable from Kangtai, which is a related party. That receivable was also outstanding on December 31, 2005. We lease a portion of our facilities to Kangtai, and the receivable include amounts due from Kangtai’s for water and power fees. We engaged Kangtai to perform subcontracting services in connection with the construction GNG stations, and we have obligations to Kangtai for construction work which partially offset Kangtai’s obligations to us. Kangtai is continuing to perform subcontracting services for us, and we anticipate that our obligation to Kangtai will offset Kangtai’s obligations to us. In addition, at March 31, 2006, we owed Kangtai approximately $1.1 million which is a demand loan with no stated interest rate or maturity date.

During 2005, we purchased from an affiliated company the certificate of property right for the property on which our offices and manufacturing facilities are located. Since the government of the PRC owns title to the land, it issues a certificate of land use which is a transferable right to use the land. The purchase price was $11.9 million of which $5.0 million was paid during 2005. The balance is due at such time as the use of the land is changed from industrial to commercial. The nature of the zoning does not affect our right to use the land, but we believe that it has a higher value if it is zoned commercial. In our agreement with the investors in the June 2006 private placement, we agreed that we would not pay approximately $3.2 million until the rights are sold and we would not pay the balance until the property is sold except that we may apply up to 50% of net income to make such payments. This restriction terminates after the investors have sold all of the shares of common stock issued in the private placement, including the shares of common stock issuable upon conversion of the note or the series A preferred stock or exercise of the warrants.

In June 2006, Franklyn completed the private placement of securities pursuant to which we raised net proceeds of approximately $3.1 million. We expect that these funds, together with anticipated cash flow from our operations, should enable us to continue our current operations without additional financing for the next year. However, we intend to construct CNG stations during 2006. This activity will require additional funding. Although we anticipate that we will be able to obtain bank financing from a Chinese bank for approximately 50% of the cost, we do not have any agreement with respect to this funding. If we are unable to raise the necessary funding we may not be able to develop our CNG station business.

We are considering possible acquisitions of Chinese businesses in industries that are related to our business, including a possible acquisition of a gas pipeline company. Any such acquisition would require us to pay a significant cash purchase price. If we acquire such a company, we would be required to raise significant capital. We cannot give any assurance that we would be able to enter into an agreement to acquire such a company or, if we do reach an agreement, that we would be able to raise the necessary funds to enable us to consummate an acquisition and have sufficient working capital.

BUSINESS

We design, manufacture and market a range of pressurized containers for compressed natural gas, known as CNG. Compressed natural gas is natural gas, principally methane, in its gaseous state that has been compressed. Natural gas is compressed during transportation and storage and, thus, requires pressurized containers. Our license permits us to operate CNG stations, CNS equipments and services, as well as non-standard chemical and refinery equipment.

Although our initial business involved the manufacture of non-standard equipment and pressure containers, our business has evolved as an increasing market is developing in the PRC for the use of CNG as a method of combating air pollution, which is increasingly viewed as a major problem throughout the PRC. We believe that this need will create a market for CNG powered vehicles. We use our capabilities in this industry to manufacture equipment for use in CNG gas stations and gas transportation vehicles.

Our CNG vehicle and gas station equipment business consists of two divisions.

The manufacture of CNG vehicle and gas station equipment, including following products:

•
CNG trailer, which is a truck which includes a steel vessel storage system to transport CNG among CNG stations. This system consists of several steel pressure containers on a steel frame which have an input/output for the delivery of CNG.

•
CNG deposited system for gas station usage, which is a similar storage system that is installed at the CNG station, which consists of electronic parts that are installed on gasoline powered vehicles to transform gasoline burning engines into CNG burning engines.

•	Conversion kits for various types of vehicle to enable them to use CNG rather than gasoline

•	CNG compressor skid, which is a natural gas compression system used to compress and store as CNG under pressure.

•	CNG dispenser which is a CNG release system used to transform CNG into natural gas at a specified pressure level in a manner to enable the station to measure the amount of CNG used.

Our CNG gas station system business includes the design of construction plans for CNG gas stations, the construction of the CNG stations, and the installation of CNG station equipment and related systems at the gas station.

In addition to our CNG related products, we continue to manufacture a wide variety of pressure containers for use in different industries, including the design and manufacture of various types of pressure containers in the petroleum and chemical industries, the metallurgy and electricity generation industries and the food and brewery industries. In addition, we can design and manufacture other types of non-standard equipment.

Our Proposed CNG Station Business

Our business plan contemplates the establishment of a network of CNG stations at various locations in the PRC. We intend to develop our first CNG station project in Wuhan city, Hubei province in the PRC. We chose that location because of its proximity to a natural gas pipeline. At this project we intend to build and operate two supply stations and twenty CNG stations at which we will sell CNG at retail. We believe that, in the industry, one supply station usually supplies ten CNG stations.

Marketing and Sales

We rely primarily on “in-house” salesmen, who directly contact and build relationship with end user customers, and we sell to the end users. We market our products through business connections, trade shows and conferences.

When we develop of CNG station business, we intend to market our services to taxi and bus companies, who are the largest segment of end-users of the company’s CNG product. We will seek to market not only the CNG from our stations, but the conversion of their gasoline engines to CNG engines.

Principal Customers

Since our products are, in general, specially designed to meet the requirements of a specific customer and we do not sell products from inventory, our revenue is dependent upon our developing a continuing stream of business so that we will not incur a significant lag between the time we complete one contract and start another. Further, because are products are have a relatively long useful life, and are not consumables, once we deliver the product to the customer, there is little ongoing business from one period to the next. Our major customers vary from period to period. For example, our largest customer for the year ended December 31, 2006, Millennium Group Limited (Hong Kong), accounted for revenue of approximately $3.8 million, or 46% of our revenue for the year, and is not a significant customer in the first quarter of 2006. Our contract with Millenium Group related to the construction of CNG stations for Millenium, and that contract was completed in 2005, and does not require any significant products or services after the completion of the station. We do not have long-term contracts with any of our customers.

Presently, our principal customers are China National Petroleum Corporation, China Petroleum and Chemical Corporation and their affiliates to whom we sell CNG station equipment and pressure containers. If we are successful in establishing retail filling stations, we will target taxi and bus companies in various cities in the area where our CNG stations are located.

Source of Supply

The principal components of our products are compressors, steel vessels and raw steel, as well as electronic parts for the conversion kits used to convert a gasoline engine to a CNG engine. We can obtain most of these products from a number of suppliers in the PRC. We are not dependent upon any supplier for these products.

Our steel vessels, which were manufactured in Italy by Dalmine Spa, an Italian corporation, through Dalmine’s distributors in the PRC. Because of the nature of these products, Dalmine requires six months advance notice for delivery. We have not experienced any difficulty in obtaining raw materials for our products. We do not have any long-term contracts with any of our suppliers, and we purchase raw materials and components pursuant to purchase orders.

Competition

The two largest state owned energy companies, CNPC (China National Petroleum Corporation) Group, and SINOPEC (China Petroleum and Chemical Corporation), engaged in the upstream supply of energy and are major companies in exploration and transportation of oil and gas. They build much of the PRC’s high pressure pipeline infrastructure. Natural gas is distributed to smaller regional firms that redistribute the gas to the end user.

We are aware of three privately owned companies which may be considered to be direct competitors of the company: Xinjiang Guanghui LNG Development Corporation Ltd, which is primarily involved in the transportation of LNG in China; Dalmine SPA, Italy, which is primarily involved in CNG storage equipments; and Lovato Spa, Italy, which is a gas vehicle kits producer.

When we operate CNG stations, we will have to compete based on our locations and service, since both the price we pay and the amount we charge are subject to price control.

Government Regulations

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present manufacturing business and the operation of CNG stations. If we propose to engage in other businesses, The operation of any business in the PRC, including the manufacture or distribution of pressure containers and CNG stations is subject to government regulations. These regulations cover a wide range of matters including the transportation, storage and delivery of CNG and other materials for which special protection is sought.

In addition, we sell pressure containers for the storage and transportation of products such as chemicals, petroleum and food, and our products must comply with the applicable regulations before the customer will accept the products.

As a manufacturing company, we are also subject to environmental regulations relating to the disposal of waste material generated in the manufacturing process. To date, our cost of compliance with environmental regulations has not been significant.

Research and Development

We do not engage in research and development. We do, however, work with our customers to design a product, typically a pressure container for the customer’s product. However, those services are included in the services for the customer’s product.

Employees

On July 31, 2006, we had 107 employees, of whom ten are executive and administrative, twelve are marketing and sales, 85 are technical and manufacturing personnel.

Legal Proceedings

We are not a defendant in an material legal proceedings.

Property

In China, there in no private ownership of land. Rather, all real property is owned by the government. The government issues a certificate of property right, which is transferable, has a term of 50 years and permits the holder to use the property. Certificates of property rights have been issued by the government authority covering parcels of approximately 265,000 square feet and 394,000 square feet where we maintain our offices and manufacturing facilities. Both parcels are located on Jinhua Road in the Si’fang District of Qingdao province in the PRC. The certificate of property right for both parcels, which expires in 2055, has not yet been transferred to us.

During 2005, we purchased from an affiliated company the certificate of property right for the property described in the preceding paragraph which is currently in the name of the affiliated company. The purchase price was $11.9 million of which $5.0 million was paid during 2005. The balance is due at such time as the use of the land is changed from industrial to commercial. The nature of the zoning does not affect our right to use the land. In our agreement with the investors in the June 2006 private placement, we agreed that we would not pay approximately $3.2 million until the rights are sold and we would not pay the balance except that we may apply up to 50% of net income to make such payments. This restriction terminates after the investors have sold all of the shares of common stock issued in the private placement, including the shares of common stock issuable upon conversion of the note or the series A preferred stock or the notes or exercise of the warrants.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position

Bo Huang	36	Chief executive officer and director
Tianzhou Deng	50	Chairman and director
Qiong (Laby) Wu	31	Chief financial officer
Yanying Liu	41	Secretary
Robert I. Adler	71	Director
Renjie Lu	71	Director
Greg Marcinkowski	45	Director
Baoheng Shi	68	Director

Bo Huang has been our chief executive officer and a director since the completion of the reverse acquisition in June 2006. He has been chief executive officer and chairman of Sinogas since its organization in 2005. He and Mr. Deng are the founders of Sinogas. He was president of Beijing Tricycle Technology Development Co., Ltd , a company engaged in the development of natural gas conversion kits from 2003 to 2005, and vice president of Chengchen Group, an investment and trading company from 1997 to 2003. Mr. Huang graduated from Renmin University of China in Beijing in 1993 with a bachelor’s degree in international finance.

Tianzhou Deng has been our chairman and a director since the completion of the reverse acquisition in June 2006. He is also a founder of Sinogas. He was been the chief executive officer and chairman of Beijing Sinogas Co., Ltd ., a company engaged in research and development with respect to CNG stations from 2001 to 2005, chairman of Shanghai CNPC Group Co., Ltd., an investment and trading company from 2003 to 2005, president and director of Beijing Tricycle Technology Development Co., Ltd., a company engaged in the development of natural gas conversion kits from 1999 to 2001, president and director of Natural Gas Vehicle Development Center, from 1997 to 1999. Mr. Deng graduated from University of Petroleum, China in 1982 with a chemical bachelor degree, and received a master of management degree from China Science & Technology University. Mr. Deng holds a senior engineer certificate with professor rank issued by the Chinese government. Mr. Deng is recognized as a leader in the CNG/LPG industry in China.

Luby Wu has been our chief financial officer since June 2006. Ms. Wu was a senior auditor with the accounting firm of Ernst & Young Hua Ming Accounting Firm from February 2002 until June 2006. From May 2003 until January 2004, Ms. Wu was a consultant in the accounting and tax planning department of the accounting and tax consulting firm of HLB-Beijing Yongtuo CPAs. From November 2001 until May 2003, Ms. Wu was an auditor with HLB - Yongtuo Certified Public Accountants Co., Ltd., and from May 1998 until March 2003, Ms. Wu was an administrative manager and office manager for the manufacturing firm of Trend Ceramic Group Co., Ltd. Ms. Wu, a certified public accountant, received her bachelor’s degree in material science and engineering from Ji Nan University in China, her bachelor’s degree in accounting and economics from Deaken University in Australia, and her master’s of professional accounting from Deaken University.

Yanging Liu has been our secretary since June 2006, and she held a similar position with Sinogas since 2004. Ms. Liu is not considered one of our executive officers. In addition, Ms. Liu serves as a business development manager. From 1999 until 2004, Ms. Liu was manager of business development and finance for Beijing Sanhuan Technology Development Co., Ltd. Ms. Liu received her bachelor’s degree in management from the University of Jianghan.

Robert Adler is a private investor. During the past five years, Mr. Adler has been an investment adviser with UBS Financial Services and most recently he taught financial English for a semester in Shanghai University of Finance and Economics. Mr. Adler’s prior experience includes terms as a managing director for ING Furman Selz Asset Management, vice president and senior investment officer of BHF Securities Corp and DG Bank, New York Branch and vice president of Kuhn, Loeb & Co. Mr. Adler obtained a B.A. degree from Swarthmore College and studied at New York University School of Business Administration. Mr. Adler is a member of Institute of Chartered Financial Analysts. Mr. Adler is also a director of China Medicine Corporation, a company that markets and distributes medicine products in the PRC.

Renjie Lu has more than 40 years of working experience in energy industry in China. As an industry veteran, he currently is a senior member of Advisory Council Committee of Shengli Administration Bureau, SINOPEC (China Petroleum & Chemical Corp, a NYSE-listed company). Mr. Lu has been chief executive officer and director of Shengli Administration Bureau, SINOPEC from 1989 to 1996, where he managed about 500,000 employees; he was chief executive officer and director of Jianghan Administration Bureau, SINOPEC from 1987 to 1989; and executive vice president of Zhongyuan Exploration Bureau, SINOPEC from 1975 to 1987. Mr. Lu graduated from University of Petroleum, China in 1963 with a BSc.

Greg Marcinkowski has been a vice president of operations at WorldStrides since 2000. WorldStrides is a U.S. provider of student educational and performing arts tours in a variety of programs and destinations throughout the world. From 1999 to 2000, Mr. Marcinkowski was the vice president of purchasing at Solo Cup corporation, which is a manufacturer of packaging products for retail food industries. Mr. Marcinkowski has a MBA and a BSc in mechanical engineering from Northwestern University.

  Baoheng Shi is a pioneer and a top scientist/researcher in Chinese clean energy area. Mr. Shi is professor of Beijing University, University of Petroleum, China, and China Geology University. He is deputy director of natural resource, China National Science & Technology Development Committee. Since 1993, Mr. Shi has initiated natural gas vehicle usage in China, and is recognized as a pioneer in the industry in China. He published “Natural Gas Vehicle Development” in 1999 and “Technology of Natural Gas Vehicle” in 2000. Mr. Shi has been director of New Technology Development Center, China National Petroleum Corp, a NYSE-listed company from 1993 to 2000; president of China National Petroleum’s Science & Technology Bureua from 1978 to 1993. Mr. Shi has a B.Sc. from Beijing University.

Our directors are elected for a term of one year and until their successors are elected and qualified.

Committees

Our business, property and affairs are managed by or under the direction of the board of directors. Members of the board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the board and its committees.

Since July 28, 2006, when our independent directors were elected, our board of directors has had two committees - the audit committee and the compensation committee. The audit committee is comprised of Robert I. Adler, Greg Marcinkowski, Renjie Lu, Baoheng Shi, with Mr. Adler as chairman. The compensation committee is comprised of Renjie Lu, Robert I. Adler, Greg Marcinkowski, Renjie Lu, Baoheng Shi and Tianzhou Deng, with Mr. Lu as chairman.

Our audit committee will be involved in discussions with our independent auditor with respect to the scope and results of our year-end audit, our quarterly results of operations, our internal accounting controls and the professional services furnished by the independent auditor. Our board of directors has adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis.

The compensation committee serves as the stock option committee for our stock option plan, and it reviews and approves any employment agreements with management and changes in compensation for our executive officers.

Section 16(a) Compliance

Section 16(a) of the Securities Exchange Act of 1934, requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. To our knowledge, during the calendar year ended December 31, 2005, all of Franklyn’s our officers, directors and 10% stockholders filed all ownership reports required to be filed during the year.

Directors’ Compensation

Each independent director receives an annual directors’ fee of $12,000. In addition, pursuant to the 2006 long-term incentive plan, each newly-elected independent director receives at the time of his or her election, a five-year option to purchase 30,000 shares of common stock at the market price on the date of his or her election. In addition, the plan provides for the annual grant to each independent director of an option to purchase 5,000 shares of common stock on first trading day in April of each calendar year, commencing in 2007. Pursuant to these provisions, each of the four independent directors received a stock option to purchase 30,000 shares of common stock at an exercise price of $.65 per share, subject to stockholder approval of the plan.

Compensation

Summary Compensation Table

Prior to the reverse acquisition, we did not pay any compensation to any executive officers. Set forth below is information for Sinogas’s chief executive officer. No other officer received compensation in excess of $100,000 for 2005.

Name and Position	Year	Salary	Other Compensation
Bo Huang, chief executive officer	2005	$1,000	-0-

We did not make any payments or distributions of any kind to Mr. Huang from our organization in October 2004 through December 31, 2005.

Employment Agreements

We have no employment agreements with any of our officers.

2006 Long-Term Incentive Plan

In June 2006, we adopted, subject to stockholder approval, the 2006 long-term incentive plan covering 2,000,000 shares of common stock. The plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The 2006 Plan is to be administered by a committee of not less than two directors each of which is to be an independent directors. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible for discretionary options. However, each newly elected independent director receives at the time of his election, a five-year option to purchase 30,000 shares of common stock at the market price on the date of his or her election. In addition, the plan provides for the annual grant of an option to purchase 5,000 shares of common stock on April 1st of each year, commencing April 1, 2007. In July 2006, in connection with their election as directors, we granted options to purchase 30,000 shares of common stock at an exercise price of $.65 per share to each of Robert I. Adler, Renjie Lu, Greg Marcinkowsky and Baoheng Shi. No other options were granted under the plan.

PRINCIPAL STOCKHOLDERS

The following table provides information at to shares of common stock beneficially owned as of July 31, 2006 by:

•	each director;
•	each officer named in the summary compensation table;
•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and
•	all directors and executive officers as a group.

Name	Shares of Common Stock Beneficially Owned	Percentage
TianZhou Deng 45 Jinghua Road Qingdao, Shandong, China	6,396,923.5	43.8%
Bo Huang 45 Jinghua Road Qingdao, Shandong, China	6,396,923.5	43.8%
Wentao Yang Eastpride Capital Limited 234-5149 Country Hills Blvd. NW; Suite 429 Calgary, Alberta, Canada T3A 5K8	1,421,538.0	9.8%
Robert I. Adler	-0-	--
Greg Marcinkowski	-0-	--
Renjie Lu	-0-	--
Baohend Shi	-0-	--
All officers and directors as a group (two individuals beneficially owning stock)	12,793,847.0	87.5%

* Less than 1%.

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise or warrants or options or upon conversion of convertible securities if they are exercisable or convertible within 60 days of July 31, 2006.

Mr. Deng and Mr. Huang each own a 50% interest in Skywide, which owned 12,793,847 shares of commons stock. Thus Mr. Deng and Mr. Huang are deemed to beneficially own 50% of the shares owned by Skywide. However, as the sole owners of Skywide, they have joint voting and dispositive power with respect to the shares owned by Skywide.

Wentao Yang beneficially owns the shares held of record by Eastpride.

Barron Partners owns notes and warrants which, if fully converted and exercised, would result in the ownership of more than 5% of our outstanding common stock. However, the note, by its terms, may not be converted and the warrants may not be exercised if such conversion or exercise would result in Barron Partners owning more than 4.9% of our outstanding common stock. This limitation may not be waived.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From the time of our organization until Sinoenergy acquired our stock in November 2005, our principal stockholder was Beijing Sanhuan Technology Development Co., Ltd., which was owned by Bo Huang and Tianzhou Deng. During 2005, we purchased the a certificate of property right for the property on which are facilities are located from Beijing Sanhuan for $11.9 million, of which $5.0 million was paid during 2005. The balance is due at such time as the use of the land is changed from industrial to commercial. In our agreement with the investors in the June 2006 private placement, we agreed that we would not pay approximately $3.2 million until the rights are sold and we would not pay the balance except that we may apply up to 50% of net income to make such payments. This restriction terminates after the investors have sold all of the shares of common stock issued in the private placement, including the shares of common stock issuable upon conversion of the note or the series A preferred stock or the notes or exercise of the warrants.

We own 55% of our subsidiary, Yuhan, and the other 45% is owned by Kangtai. Yuhen was set up by Sinogas and Kangtai on May 25, 2005. In connection with Yuhen’s organization, Kangtai transferred equipment to Yuhen as part of its investment in Yuhen, Kangtai transferred certain contracts to Yuhen, and Yuhen assumed the manufacturing obligations under these contracts and purchased the related inventories from Kangtai at fair market value. Kangtai purchased the manufactured products from Yuhen at fair market value and sold the products to the end user. The sales of these products to Kangtai amounted to $673,000 for the three months ended March 31, 2006 and $979,000 for the year ended December 31, 2005. Because a portion of these transactions relate to sales to third parties through Kangtai, we treat that portion as a third-party receivable.

In addition, during 2005, we engaged Kangtai as a subcontractor on a project for which we paid Kangtai $447,000, and we rented Kangtai space at our facilities for which we billed Kangtai $1.1 million. At March 31, 2006, there was a $1.3 million account receivable from Kangtai, which is a related party. That receivable was also outstanding on December 31, 2005. We lease a portion of our facilities to Kangtai, and the receivable include amounts due from Kangtai’s for water and power fees. We engaged Kangtai to perform subcontracting services in connection with the construction GNG stations, and we have obligations to Kangtai for construction work which partially offset Kangtai’s obligations to us. Kangtai is continuing to perform subcontracting services for us, and we anticipate that our obligation to Kangtai will offset Kangtai’s obligations to us. In addition, at March 31, 2006, we owed Kangtai approximately $1.1 million which is a demand loan with no stated interest rate or maturity date.

During 2005, we also made purchases from Beijing Sanhuan in the amount of $31,000.

We believe that all transactions with Beijing Sanhuan and Kangtai were at prices and on terms no less favorable to us that would be available from non-affiliated third parties.

On June 2, 2006, we entered into an exchange agreement pursuant to which we acquired all of the equity of Sinoenergy which owned all of the equity of Sinogas. Pursuant to the exchange agreement, we issued 14,215,385 shares of common stock to the owners of Sinoenergy - Skywide, to which we issued 12,793,847 shares of common stock, and Eastpride, to which we issued 1,421,538 shares of common stock.

On June 2, 2006, a pursuant to a stock redemption agreement with the Company’s principal stockholders we purchased a total of 3,305,000 shares of common stock for a purchase price of $213,525, which was paid from the proceeds of the notes, stock and warrants. The following table sets forth the sellers, the number of shares purchased and the purchase price payable to each seller:

Name	Number of Shares	Purchase Price
Frank L. Kramer	1,000,000	$62,600
Deborah Salerno	1,000,000	62,600
John P. O’Shea	1,000,000	62,600
Lynn Suave	150,000	9,690
Mark Lubchenco	100,000	6,465
Gary S. Joiner	35,000	2,270
Marika Xirouhakis	20,000	7,300
	3,305,000	$213,525

In connection with the private placement, The IRA f/b/o John P. O’Shea also purchased for $200,000, a note in principal amount of $200,000, 21,086 shares of common stock, and warrants to purchase 342,857 shares of common stock at $.65 per share, 342,857 shares of common stock at $1.20 per share, and 342,857 shares of common stock at $1.75 per share. See “Selling Stockholders.”

We agreed to include in this registration statement the shares of common stock held by the Company’s remaining stockholders.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 25,000,000 shares of common stock, par value $.001 per share

The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Pursuant to the certificate of designation relating to the series A preferred stock, we are prohibited from paying dividends on our common stock while the preferred stock is outstanding. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Proposed Restated Articles of Incorporation

Pursuant to the agreement with the investors in the June 2006 private placement, we are required, within 120 days of the closing date, to amend our articles of incorporation to provide for an authorized capitalization of 60,000,000 shares of capital stock, of which 10,000,000 will be shares of preferred stock and 50,000,000 will be shares of common stock and to adopt a certificate of designation which creates the right of the holders of a series of preferred stock to be designated as the series A convertible preferred stock.

Upon the filing of both the restated certificate of incorporation and the certificate of designation, the notes are automatically converted into shares of series A preferred stock, at a conversion price of $.65 per shares, subject to adjustment. Based on the conversion price of $.65, we would issue a total of 5,692,858 shares of series A preferred stock which would be convertible into an equal number of shares of common stock, subject to adjustment. If the restated certificate of incorporation and the certificate of designation are not filed at the time that the notes are converted, the notes are convertible into common stock at a conversion price of $.65 per share.

Our board of directors has approved, subject to stockholder approval, the restated articles of incorporation.

The Nevada General Corporation Law

We are incorporated in Nevada and are subject to the provisions of the Nevada General Corporation Law. Under certain circumstances, the following selected provisions may delay or make more difficult acquisitions or changes of control. Our articles of incorporation and by-laws do not exclude us from such provisions. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Restrictions on Control Share Acquisitions

Sections 78.378 to 78.3793 of the Nevada General Corporation Law relate to acquisitions of control of an issuing corporation, which is defined as a Nevada corporation that has 200 or more stockholders, at least 100 of whom have addresses in Nevada appearing on our stock ledger. These provisions will not apply unless we meet the definition of an issuing corporation.

Under these provisions, an acquiring person who acquires a controlling interest in an issuing corporation and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred upon them by a resolution of the stockholders of the corporation, approved by a majority of the voting power at a special or annual meeting of the stockholders, with the votes of interested stockholders not counted. The meeting of stockholders is held upon the request and at the expense of the acquiring person.

In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. A controlling interest means the ownership of outstanding voting shares sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded.

These provisions do not apply if the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provides that said provisions do not apply.

Restrictions on Certain Business Combinations

Sections 78.411 to 78.444 of the Nevada General Corporation Law restrict the ability of a resident domestic corporation to engage in any combination with an interested stockholder for three years after the interested stockholder’s acquisition of the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder that cause such stockholder to become an interested stockholder is approved by our the company’s board of directors before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

For purposes of the above provisions, a resident domestic corporation is a Nevada public corporation that has 200 or more stockholders and an interested stockholder is any person, other than the company and its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the company or (ii) an affiliate or associate of the company and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the company.

These restrictions do not apply to corporations that elect in a charter amendment approved by a majority of the disinterested shares to be excluded from these provisions. Such an amendment would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by such provisions

Penny-Stock Rules

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, and is not listed on the a registered stock exchange or the Nasdaq Stock Market (although the $5.00 per share requirement may apply to Nasdaq listed securities) or has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or has average revenue of at least $6,000,000 for the last three years.

Although we do not believe that we are subject to the penny-stock rules, it is possible that in the future our common stock may be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market and the price at which you can sell our common stock.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Purchasers of penny stocks may have certain legal remedies available to them in the event the obligations of the broker-dealer from whom the penny stock was purchased violates or fails to comply with the above obligations or in the event that other state or federal securities laws are violated in connection with the purchase and sale of such securities. Such rights include the right to rescind the purchase of such securities and recover the purchase price paid for them.

Because our stock is a “penny stock” we do not have the safe harbor protection under federal securities laws with respect to forward-looking statement.

EXPERTS

The financial statements of Franklyn Resources III, Inc. at December 31, 2005 and for the year then ended and the period October 29, 2004 (inception) to December 31, 2004, have been audited by Rotenberg and Co., LLP, independent registered public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Sichenzia Ross Friedman Ference LLP.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

FRANKLYN RESOURCES III, INC. AND SUBSIDIARY

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Revised Consolidated Balance Sheets at December 31, 2005 and March 31, 2006	F-3
Revised Consolidated Statements of Operations for the Years Ended December 31, 2005 and 2004 and for the Periods Ended March 31, 2006 and 2005	F-4
Revised Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2005 and 2004 and for the Period Ended March 31, 2006	F-5
Revised Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 and Periods Ended March 31, 2006 and 2005	F-6
Notes to Revised Consolidated Financial Statements	F-7-F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Franklyn Resources III, Inc.
and Subsidiary

We have audited the accompanying revised consolidated balance sheets of Franklyn Resources III, Inc. as of December 31, 2005 and 2004 and the related revised consolidated statements of changes in stockholders’ equity, operations and cash flows for the each of the two years ended December 31, 2005 and 2004 (all expressed in United States dollars). These revised consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the revised consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the revised consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall revised consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the revised consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklyn Resources III, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the two years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As described more fully in Note 1, the consolidated financial statements have been restated to revise the presentation of shares of Franklyn Resources III, Inc. in connection with the recapitalization.

ROTENBERG AND CO. LLP
Rochester, New York
March 21, 2006 except for notes 1 and 23,
to which the date is July 26, 2006

Franklyn Resources III, Inc. and Subsidiary
Revised Consolidated Balance Sheets
As at March 31, 2006 and December 31, 2005
(Amounts expressed in US Dollars in thousands)

		March 31, 2006	December 31, 2005
	Note(s)	(Unaudited-note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$112	$332
Accounts receivable (net)	5
-Related parties		1,347	1,346
- Third parties		3,435	1,780
Other receivables-	6
-Related party		236	464
-Third party		917	275
Deposits and prepayments	7
-Related parties		4,986	4,986
- Third parties		951	1,027
Inventories	8	2,060	1,825

TOTAL CURRENT ASSET		14,044	12,035

LONG TERM ASSETS
Property, plant and equipment (net)	9	3,470	3,455
Intangible assets	10	257	268
Long term deferred tax asset		17	17

TOTAL ASSETS		$17,788	$15,775

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term loan	11	$2,495	$2,478
Accounts payable-third party		1,213	480
Other payables
- Related party	12	622	396
- Third parties		1,057	830
Accrued expenses		24	23
Warranty accrual		19	14
Advances from customers	13	1,914	2,234
Income taxes payable	14	1,662	1,162

Total current liabilities		9,006	7,616

LONG TERM DEFERRED TAX LIABILITIES	15	28	28
MINORITY INTERESTS	16	665	641
TOTAL LIABILITIES		9,699	8,285

STOCKHOLDERS’ EQUITY
Common Stock-$.001 Par Value; 14,215,385 Shares Issued and Outstanding Additional Paid-in capital		14 4,936	14 4,936
Capital surplus		67	67
Statutory surplus reserve fund	18	331	329
Retained earnings		2,566	2,019
Accumulated other comprehensive income		173	124
Total Stockholders’ equity		8,088	7,489
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$17,788	$15,775

The accompanying notes are an integral part of these revised consolidated financial statements.

Franklyn Resources III, Inc. and Subsidiary
Revised Consolidated Statements of Operations
For the Year ended December 31, 2005 and Period from October 29, 2004 (incorporation) to December 31, 2004 and
For the Periods Ended March 31, 2005 and 2004
(In thousands, except per share information)
(Amounts expressed in US Dollars in thousands)

	Note(s)	For the Quarter Ended March 31, 2006	For the Quarter Ended March 31, 2005	For the Year Ended December 31, 2005	From October 29, 2004 (date of incorporation) to December 31, 2004
		(Unaudited-note 3)	(Unaudited-note 3)

NET REVENUE	19	$2,500	$574	$8,236	$-

COST OF REVENUE		(1,245)	(104)	(3,821)	-

GROSS PROFIT		1,255	470	4,415	-

OPERATING EXPENSES
Selling expenses		64	34	110	7
General and administrative expenses		265	81	586	57

TOTAL OPERATING EXPENSES		329	115	695	64

INCOME (LOSS) FROM OPERATIONS		926	355	3,719	(64)

OTHER INCOME(EXPENSES)
Other non-operating income		2	-	76
Interest expense		(42)	-	(41)
Other expenses		(3)	-	(106)	(48)
OTHER INCOME (LOSS) NET		(43)	-	(71)	(112)

INCOME (LOSS) BEFORE INCOME TAXES		883	355	3,647	(112)
Income tax		(313)	(109)	(1,173)	-
INCOME (LOSS) BEFORE MINORITY INTEREST		570	246	2,474	(112)
Minority interest	16	22	-	14	-
NET INCOME		$548	$246	$2,460	$(112)
Earnings Per Share-Basic And Diluted		0.04	0.02	0.17	(0.01)
Weighted Average Shares Outstanding		14,215	14,215	14,215	14,215

The accompanying notes are an integral part of these revised consolidated financial statements.

Franklyn Resources III, Inc. and Subsidiary
Revised Consolidated Statements of Changes in Shareholders’ Equity
For the Year Ended December 31, 2005 and Period from October 29, 2004 (incorporation) to December 31, 2004 and
For the Period Ended March 31, 2006
(Amounts expressed in US Dollars in thousands)

	NUMBER OF SHARES	PAR VALUE COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	STATUTORY SURPLUS RESERVE	ACCUMULATED COMPREHENSIVE INC0ME	RETAINED EARNINGS	CAPTIAL SURPLUS	TOTAL SHAREHOLDERS’ EQUITY

Oct.29, 2004 (date of incorporation)	14,215,385	14	4,936	-	-	-	21	4,971

Net income for the period from Oct. 29 to Dec. 31, 2004	-	-	-	-	-	(112)	-	(112)

Balance, December 31, 2004	14,215,385	14	4,936	-	-	(112)	21	4,859

Net income for 2005	-	-	-		-	2,460		2,460
Transfer	-	-	-	329	124	(329)	46	170

Balance, December 31, 2005	14,215,385	14	4,936	329	124	2,019	67	7,489

Net income for the quarter ended March 31 2006	-	-	-		-	548		548
Transfer	-	-	-	-	50	-	-	50

Balance, March 31, 2006	14,215,385	14	4,936	329	179	2,567	67	8,088

The accompanying notes are an integral part of these revised consolidated financial statements.

Franklyn Resources III, Inc. and Subsidiary
Revised Consolidated Statements of Cash Flows
For the Year Ended December 31, 2005 and Period from October 29, 2004 (incorporation) to December 31, 2004 and
For the Periods Ended March 31, 2006 and 2005
(Amounts expressed in US Dollars in thousands)

	For the Quarter ended Mar. 31		For the Year Ended December 31,	From October29, 2004 (date of incorporation) to December 31,
	2006	2005	2005	2004
	(Unaudited-note 3)	(Unaudited- note 3)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$547	$246	$2,460	$(112)
Depreciation	73	50	289	50
Amortization of intangible assets	13	4	14	3
Provision for doubtful debts	-	-	4	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,781)	9	(2,181)	-
Increase in other receivables, deposits and prepayments	(150)	(477)	(1,203)	(1,281)
(Decrease)/increase in inventories	(223)	28	(1,783)	(41)
(Decrease)/increase in accounts payable	730	2	479	-
Increase in accrued expenses	5	-	23	-
Decrease/(increase) in deferred expenses	2	(28)	3	(2)
Increase in advance from customers	(334)	222	2,225	-
(Decrease)/increase in other payables	469	(120)	1,100	131
Increase in income tax payable	492	119	1,162	-
Deferred tax credit/(debit)	-	(10)	11	-

Net cash provided by operating activities	$(157)	$45	$2,603	$(1,252)

CASH FLOWS FROM INVESTING ACTIVITES
Payment for purchase of property, plant and equipment	$(65)	$(48)	$(134)	$(55)
Purchase of property rights			(4,986)

Net cash used in investing activities	$(65)	$(48)	$(5,120)	$(55)

CASH FLOWS FROM FINANCING ACTIVITES
Cash received from short term borrowing	$-	$-	$2,478	$-
Cash received from capital contribution	-	-		1,329
Cash received /(paid) for other financing activities	-	-	328	19

Net cash used in financing activities	$-	$-	$2,807	$1,348

Net increase/(decrease) in cash and cash Equivalents	$(222)	$(3)	$290	$41
Cash and cash equivalents at beginning of year	334	41	42	-

Cash and cash equivalents at end of year	$112	$38	$332	$41

The accompanying notes are an integral part of these revised consolidated financial statements.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

1. Recapitalization Transaction

Franklyn Resources III, Inc. (“Franklyn”) was incorporated in Nevada on March 2, 1999.

On June 2, 2006, Franklyn entered into the following agreements:

•
An agreement with Sinoenergy Holding Limited (“Sinoenergy”), a British Virgin Islands corporation and its stockholders, pursuant to which Franklyn issued 14,215,385 shares of common stock to the former stockholders of Sinoenergy. Sinoenergy owns all of the registered capital of Qingdao Sinogas General Machinery Limited Corporation (“Sinogas”), a wholly foreign owned enterprise (“WFOE”) registered under laws of the People’s Republic of China (the “PRC”). Sinoenergy had no business other than its ownership of SInogas. As a result of this transaction, Sinoenergy and its subsidiary, Sinogas, became subsidiaries of Franklyn and the business of Sinogas became the business of Franklyn.

•	An agreement with Franklyn’s principal stockholders, pursuant to which Franklyn purchased 3,305,000 shares of common stock for $213,525 using the proceeds of the financing described in Note 23.

•
A securities purchase agreement pursuant to which Franklyn issued notes in the amount of $3,500,000, 369,000 shares of common stock and warrants to purchase an aggregate of 18,000,000 shares of common stock. This transaction is described in greater detail in Note 23.

Under generally accepted accounting principles, both acquisitions described above are considered to be capital transactions in substance, rather than business combinations. That is, the acquisitions are equivalent, in the acquisition of Sinoenergy and Sinogas, to the issuance of stock by Sinogas for the net monetary assets of Sinoenergy, and in the Franklyn/Sinoenergy acquisition, the issuance of stock by Sinoenergy for the net monetary assets of Franklyn. Each transaction is accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the comparative historical financial statements in the Franklyn/Sinoenergy acquisition of the “legal acquirer”, Franklyn, are those of the “accounting acquirer”, Sinoenergy. The accompanying financial statements reflect the recapitalization of the shareholders’ equity as if the transactions occurred as of the beginning of the first period presented.

2. Organization and Principal Activities

(1)	The History of Sinogas

Qingdao Sinogas General Machinery Limited Corporation (herein after referred to as the “Sinogas”) was registered in Qingdao, China in September 2004, as a limited liability company under the laws of the People’s Republic of China (“PRC”) and the registered capital was US$7.5 million (one USD converts into 8 RMB), which was paid in full.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

2. Organization and Principal Activities-(continued)

Sinogas was jointly owned by the following three entities: (a) Beijing Sanhuan Technology Development Co., Ltd. (Beijing Sanhuan), with an agreed contribution of US$6.75 million, representing 90% of the aggregate capital; (b) Qingdao Machinery Industry Co., Ltd., with an agreed contribution of US$375,000, representing 5% of the aggregate capital; (c) Jiangsu Dong Fang Hong Chemical Fertilizer Co., Ltd. (“Jiangsu”), with an agreed contribution of US$375,000, representing 5% of the aggregate capital.

The predecessor of Sinogas was Qingdao General Machinery Plant (the “Plant”), a state-owned entity. With the approval from Qingdao Municipal Government, Beijing Sanhuan acquired the Plant’s total assets provided that it paid the Plant’s debts. After Beijing Sanhuan paid the Plant’s debts, Bejing Sanhuan was entitled to all the assets of the Plant, and having obtained government approval, reorganized the Plant into the Company. On July 30, 2004, PRC government approved the acquisition by Beijing Sanhuan of the Plant. On October 29, 2004, the Company acquired its business license from Qingdao Municipal Government to operate business in industries of Compressed Natural Gas (CNG) station and equipments/services, as well as non-standard chemical and refinery equipments.

In October 2005 Beijing Sanhuan purchased the 5% interest in the Company held by Qingdao Machinery Industry Co., Ltd., with the result that Beijing Sanjuan held 95% of the Company’s equity and Jiangsu held the remaining 5%. In November, 2005, Beijing Sanhuan and Jiangsu transferred 100% of their equity to Sinoenergy Holding Limited, a British Virgin Islands corporation which is owned by Wentao Yang.

On November 29, 2005, Qingdao Foreign Trade and Economic Cooperation Bureau approved the Sinoenergy Holding Limited purchase of all the shares from the former shareholders of the Corporation and the Corporation changed from the local investment limited liability company into the wholly-owned foreign investment enterprise.

On February 21, 2006, Sinoenergy entered into a share transfer agreement with Skywide Capital Management Limited, a British Virgin Islands corporation which is owned by Tianzhou Deng and Bo Huang (“Skywide”) and Eastpride Capital Limited, a British Virgin Islands corporation owned by Wentao Yang (“Eastpride”), with the result that 90% shares of the Corporation were held by Skywide and 10% share of the Corporation were held by Eastpride.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

2. Organization and Principal Activities-(continued)

(2)	The Business of SINOGAS

In accordance with provisions of Articles of Association and Business License, the business term of Sinogas is fifteen years, from October 29, 2004 to October 29, 2019.

Sinogas manufactures pressure containers of class 1, 2, 3 petroleum refinery equipment, designs and installs compressed natural gas station equipment, and compressed natural gas storage and transportation equipment.
The Company is subject to the consideration and risks of operating in the PRC. These include risks associated with the political and economic environment, foreign currency exchange and the legal system in the PRC.

The economy of PRC differs significantly from the economies of the “western” industrialized nations in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Only recently has the PRC government encouraged substantial private economic activities. The Chinese economy has experienced significant growth in the past several years, but such growth has been uneven among various sectors of the economy and geographic regions. Actions by the PRC government to control inflation have significantly restrained economic expansion in the recent past. Similar actions by the PRC government in the future could have a significant adverse effect on economic conditions in PRC.

Many laws and regulations dealing with economic matters in general and foreign investment in particular have been enacted in the PRC. However, the PRC still does not have a comprehensive system of laws, and enforcement of the existing laws may be uncertain and sporadic.

The Company’s operating assets and primary sources of income and cash flows are of interests in the PRC. The PRC economy has, for many years, been a centrally-planned economy, operating on the basis of annual, five-year and ten-year state plans adopted by central PRC governmental authorities, which set out national production and development targets. The PRC government has been pursuing economic reforms since it first adopted its “open-door” policy in 1978. There is no assurance that the PRC government will continue to pursue economic reforms or that there will not be any significant change in its economic or other policies, particularly in the event of any change in the political leadership of, or the political, economic or social conditions in, the PRC. There is also no assurance that the Company will not be adversely affected by any such change in governmental policies or any unfavorable change in the political, economic or social conditions, the laws or regulations, or the rate or method of taxation in the PRC.

As many of the economic reforms which have been or are being implemented by the PRC government are unprecedented or experimental, they may be subject to adjustment or refinement, which may have adverse effects on the Company. Further, through state plans and other economic and fiscal measures, it remains possible for the PRC government to exert significant influence on the PRC economy.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

2. Organization and Principal Activities-(continued)

The devaluation of the Renminbi (RMB) against the United States dollar would consequently have adverse effects on the Company’s financial performance and asset values when measured in terms of the United Stated dollar. Should the RMB significantly devalue against the United States dollar, such devaluation could have a material adverse effect on the Company’s earnings and the foreign currency equivalent of such earnings. The Company does not hedge its RMB-United States dollar exchange rate exposure.

On January 1, 1994 the PRC government introduced a single rate of exchange as quoted daily by the People’s Bank of China. Subsequently in 2005, the PRC government introduced a certain floating rate of exchange. No representation is made that the RMB amounts have been, or could be, converted into US $ at that or any rate. This quotation of exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rate quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(3)	Subsidiary of the Company

Sinogas is a wholly-owned subsidiary of Sinoenergy and Sinoenergy is a wholly-owned subsidiary of Franklyn. Sinogas and Qingdao Kangtai Machinery Equipment Manufacture Co. Limited (“Kantai”), a non-affiliated party, established Qingdao Sinogas Yuhen Chemical Equipment Co., Ltd. (“Qingdao Yuhen”), which is 55% owned by Sinogas and 45% owned by Kantai.

The term of the business of Qingdao Yuhen is from May 25, 2005 to April 30, 2009 and the business scope is to manufacture, process and install machinery facilities (not including special equipments and cars); as the wholesaler and retailer of steels, machinery and electronic products, hardware, chemical equipment (not including dangerous equipments).

3. Basis of presentation

Audited Financial Statements

The revised consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America and include the accounts of Qingdao Sinogas Machinery Limited Corporation and its subsidiary.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

3. Basis of presentation-(continued)

Unaudited Interim Financial Statements

The condensed consolidated financial statements of Franklyn Resources III, Inc. and Subsidiary (the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulation of the
Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidate financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto included in the Company’s annual report on Form 10-KSB, and other reports filed with the SEC.
The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operation and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company’s registration with the SEC and costs incurred to raise capital.
The condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America and include the accounts of Qingdao Sinogas General Machinery Limited Corporation and subsidiary. All significant inter-company balances and transactions have been eliminated on consolidation.

4. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements and its subsidiary were prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

4. Summary of Significant Accounting Policies (continued)

(b) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation and allowance for doubtful accounts receivable. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2004 and 2005 the Company did not have any cash equivalents.

(d) Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. An allowance for doubtful accounts is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

(e) Inventories

Inventories comprise of raw materials, work in process, finished goods and low value consumable articles. Amounts are stated at the lower of cost or market. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale. Inventory costs do not exceed net realizable value.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

4. Summary of Significant Accounting Policies (continued)

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

Management estimates a 10% residual value for its property, plant and equipment according to industry standards in the PRC. The estimated useful lives are as follows:

Building and facility	20 years
Machinery and equipment	8 years
Motor vehicles	10 years
Office equipment and others	5~8 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statements of operations.

(g) Intangible Assets

Intangible assets, representing patents and technical know-how acquired, are stated at cost less accumulated amortization and impairment losses. Amortization is calculated on the straight-line method over the estimated useful lives of 10 years. The technical know how, which is acquired in the end of year 2004 is valued and amortized according to relative industry standard. The patent is acquired in May of 2005, and is amortized according to its validated period. Till the balance sheet date, the patent is evaluated with no value change.

(h) Impairment of Assets

In accordance with Statement of Financial Accounting Standards (‘SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

4. Summary of Significant Accounting Policies (continued)

(i) Revenue Recognition

Revenue Recognition - The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to PRC law, including factors such as when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, sales and value added tax laws have been complied with, and collectibility is probable. The Company recognizes product sales generally at the time the product is shipped.

The Company has a large construction contract open at the fiscal year end. Revenue is recognized at the balance sheet date on the percentage of completion basis, measured by reference to the proportion of physical construction work completed to the total estimated work according to the report provided by technical department of the Company.

Revenue is presented net of any sales tax and value added tax.

Sales Taxes - The Company is subject to value added tax (“VAT”). The applicable VAT tax rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold less VAT paid on purchases made with the relevant supporting invoices. VAT is collected from customers by the Company on behalf of the PRC tax authorities and is therefore not charged to the consolidated statements of operations.

( j ) Warranty reserves

Warranty reserves represent the Company’s obligation to repair or replace defective products under certain conditions.  The estimate of the warranty reserves is based on historical experience.  In 2005, the warranty rate was determined to be 0.2 % of gross sales.

At present, the nearly all the products sold are pressure vessels, of which the operating permission is firmly controlled by PRC government. As a result, all the pressure vessels being sold must be tested by the Qingdao Bureau of Quality and Technical Supervision.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

4. Summary of Significant Accounting Policies (continued)

(k) Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company reviewed the differences between the tax basis under PRC tax laws and financial reporting under PRC GAAP. Timing differences, relative deferred tax asset or liabilities have been recognized.

(k) Foreign Currency Transactions

The Company’s functional currency is Renminbi (“RMB”) and its reporting currency is U.S. dollars. The Company’s balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and operating accounts are translated using the average exchange rate prevailing during the reporting period. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in owners’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred.

(l) Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, account receivable, related party and other receivables, accounts payable, other payables and accrued expenses, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations.

(m) Minority Interest

The minority shareholders’ interest refers to the percentage of the owner’s equity of Qingdao Yuhen owned by Kangtai. The minority shareholders’ interest in the consolidated financial statements means the percentage of the Company’s net assets owned by Kangtai other than the Company, according to their respective investment ratios.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

4. Summary of Significant Accounting Policies (continued)

(n) Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

For the years ended December 31, 2004 and 2005, and for the first quarter of year 2005 and 2006, earnings per share are presented giving effect to the shares issued in the recapitalization transaction (see note 1).

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

5. Account Receivables and Allowance for Doubtful Receivables

Details of allowance for doubtful receivables deducted from accounts receivable are as follows:-

	December 31		March 31
	2005	2004	2006	2005
	US$’000	US$’000	US$’000	US$’000
Accounts receivable	3,131	209	4,786	204
Less: allowance for doubtful accounts	4	-	4	4

Balance, end of year	3,127	209	4,782	200

The Company did not have any bad debts in the years ended December 31, 2004 and 2005.

The Company began operations in the second half year of 2005. Consistent with few sales, the AR balance as at March 31, 2005 was small. Within the balance at March 31 2006, US$2.443 million represents receivables for sales of CNG gas station construction contracts, which have not been completed at the balance sheet date, and the relative revenue is recognized according to percentage of completion basis.

6. Other Receivables

(1)	Other Receivable With Related Party

The related party receivable balance at December 31 2005 represents power and water fee receivables from Qingdao Kangtai Machinery Equipment Manufacture Co. Limited. The balance as at March 31, 2006 also includes unsecured demand loans with different related parties. Please refer to note 15 for detailed information.

(2)	Other Receivable With Third Party

Other receivables consist of receivable amount to unrelated parties as unsecured demand loans, with no stated interest rate or due date.

7. Deposits and Prepayments

The related parties balance as at December 31, 2005 and March 31, 2006 consisted of a US$4,956,691 prepayment to Beijing Sanhuan for land use right transferring; And the related party balances as at December 31, 2004 and March 31, 2005 are related to the prepayment for the above mentioned transaction.

The third parties balances represent advance payments to suppliers by the Company, as well as its subsidiary for routine operations.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

8. Inventories

 Inventories at December 31, 2005 and 2004 and March 31, 2005 and 2006 are summarized as follows:

	December 31,		March 31,
	2005	2004	2006	2005
	US$’000	US$’000	US$’000	US$’000
Raw materials	423	11	370	11
Work in progress	1,249	30	1,179	-
Finished goods	55	-	462	1
Low value consumable articles	48	-	49	-

Total	1,825	41	2,060	12

There was no allowance for losses on inventories as of December 31, 2004 and 2005 and March 31, 2005 and 2006.

As production expanded gradually since the Company’s corporation, the volume of raw material purchasing, work in progress, and overall inventory levels have increased.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

9. Property, Plant and Equipment

As of December 31, 2004 and 2005 and March 31, 2005 and 2006, property, plant and equipment consist of following:

	December 31,		March 31,
	2005	2004	2006	2005
	US$’000	US$’000	US$’000	US$’000
Cost
Buildings and facility	2,571	2,451	2,587	2,451
Machinery equipment	2,031	905	2,110	941
Motor vehicles	36	24,	36	36,
Office equipment and others	21	6	21	7
	4,659	3,387	4,755	3,435

Accumulated depreciation
Buildings and facility	215	33	252	59
Machinery equipment	985	17	1,011	40
Motor vehicles	19	-	20	1
Office equipment and others	1	-	2	-
	1,204	50	1,204	100
Carrying value
Buildings and facility	2,356	2,418	2,335	2,292
Machinery equipment	1,046	888	1,099	901
Motor vehicles	17	24	16	35
Office equipment and others	20	6	19	7

	3,455	3,337	3,469	3,335

Within the fixed asset balance as at March 31, 2006, there is US$64,053 of work in progress on self made machinery.

10. Intangible Assets

	December 31,		March 31,
	2005	2004	2006	2005
Patent	US$’000	US$’000	US$’000	US$’000

Cost	285	82	285	82

Accumulated amortization	17	3	28	7

Carrying value	268	79	257	75

Patents of the Company are amortized over 10 years up to September 2014 (see Note 5).

To the cost of intangible assets as at December 31, 2005, $82,000 is the technical know how purchased from the Plant and $203,000 is paid in capital input by Kangtai (minority shareholder) when the Qingdao Yuhen was incorporated.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

11. Short Term Loan

The balance totaled UD$ 2,478,455 represents the short term loan borrowed from the Qingdao First Branch of Shibei District, Agriculture Bank of China, (hereafter refers to as 1st Branch) on November 1, 2005. According to the Loan Contract, the type of loan is specified as short-term working capital loan with the borrowing date starting from November 2, 2005 for US$1,487,073 and from November 7, 2005 for US$991,382 and maturing on November 1, 2006. The interest rate for the short term loan is 6.669% annually.

The 1st Branch and Beijing Zhongyou Environment Tech. Corp. (a third party of the Company), signed the Ceiling Guarantee Contract, with the latter providing a voluntary guarantee for the loan contract. According to this contract, the guarantee period starts from the next day after the loan matures as specified in the master contract and lasts for two years.

12. Other Payables

(1)	Other Payables to Related Party:

The balances as at December 31, 2005 and March 31, 2006 consist of unsecured demand loans from related party Qingdao Kangtai Machinery Equipment Manufacture Co. Limited, with no stated interest rate or due date;

(2)	Other Payables to Third Party

The balances are mainly for payables for sales tax (VAT and business tax), unsecured demand loans from third parties and miscellaneous payables to other creditors.

13. Advance from Customers

The balances as at December 31, 2005 and March 31, 2006 consist of a $2,152,060 advance from Qingdao Yuheng, a related party.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

14. Income Taxes Payable

Pursuant to the PRC Income Tax Laws, the Company is subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax).

Being licensed as wholly foreign owned enterprises, the Company is in the process of applying a tax-free permission, so no income tax payment for the accrual has been done, the balance increase is in line with the accumulated operating profit increase.

15. Long Term Deferred Tax Liabilities

During the establishment of Qingdao Yuhen, the actual contributed capital amount by minority shareholder Qingdao Kangtai Machinery Equipment Manufacture Co. Limited is $158,084 higher than shared registered capital. Under PRC accounting policy, the Company records that pro rata over contributed capital amount $86,946 into capital surplus. Under PRC tax law, that capital surplus would not be regarded as taxable income until the investment to Qingdao Yuhen is sold. Under US GAAP recording, that negative goodwill amount is recognized in operating income. Deferred tax liabilities resulting from timing differences are recognized.

16. Minority Interests’ Equity

The activities of the minority interests’ equity during the year ended December 31, 2005 (see note 2 (m) Minority Interest) are summarized as follows:

Beginning balance (May 2005)	$-
Add: contribution by minority shareholders	557,835
Minority interests’ income	13,893
Others	69,236

Balance, December 31, 2005	$640,964

Add: contribution by minority shareholders	24,413
Minority interests’ income

Balance, March 31, 2006	$665,377

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

17. Related Party Relationships and Transactions

The principal related companies with which the Company had transactions during the year are as follows:

Name of the Company	Relationship

Beijing Sanhuan	Parent company before November 8, 2005.
Qingdao Yuhen	Subsidiary from May 2005
Kangtai	Minority investor of Qingdao Yuhen from May 2005

Significant transactions between the Company and its related company during the year are as follows:

(1)	Sales and purchase transactions with related parties

Name of the Company	December 31		For the first quarter as at March 31
	2005	2004	2006	2005
Kangtai	Sales with amount of $978,587; $446,767 purchases; Rental services sold $1,054,301	—	Sales with amount of $672,945	—
Beijing Sanhuan	$30,517 purchase	—

Qingdao Kantai Machinery Equipment Manufacture Company (Kangtai) is the predecessor Company of Qingdao Yuhen. Kangtai purchases products from Qingdao Yuhen to fulfill open purchase orders. Qingdao Yuhen completes those contracts fulfilled by Kantai prior the separation.

The sales and purchases to and from related parties were made according to a price mutually agreed after taking into account prevailing market prices.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

17. Related Party Relationships and Transactions (continued)

(2) Inter-company receivables

	December 31,		March 31,
Name of the Company	2005	2004	2006	2005
Beijing Sanhuan	$4,986,279 prepayment for land use right transferring	$988,027 prepayment for asset transferring	$4,986,279 prepayment for land use right transfer	$616,965 prepayment
Qingdao Yuhen	$155,971 inter-company loan		$122,230 inter-company loan
Kangtai	$2,921,415 Including the receivable on a rental of1,063,606		$129,860 inter-company loan

(3) Inter-company payables

	December 31,		March 31,
Name of the Company	2005	2004	2006	2005
Beijing Sanhuan		$128,543 Inter-company loan
Kangtai	$395,726 inter-company loan		$621,514 inter-company loan

The amount due from/to related parties are interest-free, unsecured and have no fixed terms.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

18. Statutory Surplus Reserve Fund

In accordance with PRC regulations, the Company is required to make appropriations to the statutory surplus reserve fund, based on after-tax net income determined in accordance with PRC GAAP. According to the PRC corporate regulation, appropriation to the statutory surplus reserve fund should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve fund is equal to 50% of the entity’s registered capital. Appropriations to the statutory public welfare fund should be at least 5% of the after-tax net income determined in accordance with the PRC GAAP. Statutory surplus reserve is established for the purpose of expanding operations, or increasing registered capital, and is non-distributable other than in liquidation.

19. Revenue Gross Profit Margin

According to products sold, the revenue is mainly composed of the following:

		For the year Ended December 31,	For the three moths ended March 31		GP margin
		2005	2006	2005	%
		US$’000	US$’000	US$’000
CNG Tow truck trailers	i(1)	1,570	243	107	22%
CNG Gas stations	i(2)	3,741	1,064	467	67%
Pressure Containers	(ii)	2,035	1,193	-	23%
Rental income and others		890	-	-
		8,236	2,500	574

(i)	CNG/LPG vehicle and gas station equipment business

CNG/LPG vehicle and gas station equipment business include two parts of divisions/services.
(1) CNG/LPG vehicle and gas station equipment manufacture and installation, which include following products:

§CNG trailer

§CNG deposited system for gas station usage

§Conversion kits for various types of vehicle

§CNG compressor skid

§CNG dispenser (retail measurement system)

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

19. Revenue Gross Profit Margin (continued)

(2) CNG station system business

It includes the design of CNG station construction plans, construction of CNG stations, and installation of CNG station equipment and related systems. Due to rapid development and early stage of CNG station business in China, the company enjoys a very high profit margin in this segment by utilizing its specialty in this area.

(ii) Non-standard equipment and pressure container business:

Non-standard equipment and pressure container business has been carried over from the predecessor since Qingdao Sinogas was set up. It is a traditional chemical equipment manufacture business with low profit margin. It includes:

§design and manufacture of various types of pressure containers in the petroleum and chemical industries.

§design and manufacture of various types of pressure containers in the metallurgy and electricity generation industries

§design and manufacture of various types of pressure containers in the food and brewery industries

§design and manufacture of various types of non-standard equipment

The gross profit margin for CNG Gas stations is much higher than others which is the result of technology and low market competition for Gas stations in China.

In 2005, the revenue of CNG Gas stations represents the sale of one big contract for 22 CNG Gas stations, including designing, construction, equipment installation, and related engineering work. The total contract price is RMB25,600,000 ($2,976,433) .

20. Concentrations and Credit Risk

The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

At December 31, 2005, the Company has a credit risk exposure of uninsured cash in banks of approximately US$331,528. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

20. Concentrations and Credit Risk (continued)

The net sales to customers representing at least 10% of net total sales as well as relative account receivable balance are as follows:-

	Sales		AR		Sales		AR
	December 31,		December 31,		March 31,		March 31,
Customers	2005		2005		2006		2006
	US$’000%		US$’000%		US$’000%		US$’000%
Customer A	3,740	46	1,494	67
Customer B	831	10	-	-
Customer C					1,064	42%	-	-
Customer D					358	14%	-	-

21. Commitments and Contingencies

(1) Legal Proceedings - The Company is not currently a party to any threatened or pending legal proceedings, other than incidental litigation arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company has the following material contractual obligations and capital expenditure commitments:

(a) CNG Gas Station Construction Contract signed between the Company and CNPC New Energy Enterprise Group Corp. on December 26, 2005. According to the contract, the Company will construct 22 CNG Gas stations for CNPC New Energy Enterprise Group Corporation. The construction project includes design, construction, equipment installation, and related engineering work. The total contract price is US$3.2 million. It goes into effect after being signed by both parties and is legally binding to. The fulfillment of this contract is ongoing.

To the contract, no liability insurance has been made for the contracted construction. Of which the situation is common in PRC circumstance.

(b) the Agreement signed between the Corporation (Party A) and Beijing Sanhuan (Party B) on April 6, 2005. According to the agreement, with the precondition that Party A is responsible for the procedures of designating the land as land for commercial use, Party B transfers the 24,593 square meters land of the south factory site at No. 45, Jinhua Road, Qingdao and the 34,604.02 square meters land of the north factory site at No. 66, Jinhua Road, Qingdao city to Party A at the price of US$11,900,482. It goes into effect after being signed by both parties and is legally binding to. According to the Corporation, the fulfillment of this contract is proceeding normally.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

21. Commitments and Contingencies (continued)

(c) The Contract signed between the Corporation and Qingdao Jinyu Industrial Development Co., Ltd. on May 20, 1997. According to the Contract, the Corporation leases its own land at No. 18, Siliu South Road (within its factory site) to Qingdao Jinyu Industrial Development Co., Ltd.. The contractual rate is US$7,500 for the first year and is specified to yearly increase by 6% afterwards. Starting from the ninth year, the yearly increase with the rent should be 8%, with the total lease duration being 20 years. It goes into effect after being signed by both parties and is legally binding to. Meanwhile, the rights and obligations of both parties are protected by Chinese laws. According to the Corporation, the fulfillment of this contract is proceeding normally.

(2) Capital commitments - the Company has entered into an agreement with Beijing Sanhuan (see note 1 about Beijing Sanhuan). Per the agreement, the Company would purchase the land use right for the land on which the Company located from Beijing Sanhuan, the predecessor shareholder of the Company, with the price of US$11,900,482. In current year, $4,956,691 has been prepaid. The land use right ownership transferring process is in process.

22. Retirement Benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a Chinese government-mandated multi-employer defined contribution plan. The Company is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was US$148 and US$38,696 for the year ended December 31, 2004 and 2005, respectively and were recorded as other payables. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees. The Company is responsible for the education benefits to be paid.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

23. Subsequent Events

On June 2, 2006, Franklyn entered into a securities purchase agreement with an investor group, which agreement was amended on July 6, 2006, which agreement, as so amended, is referred to as the “Purchase Agreement.” The initial agreement provided for the investment of a total of $3,500,000, which was increased to $3,700,000 with the amendment. The additional $200,000 investment was made on July 26, 2006. Pursuant to the Purchase Agreement, the investors purchased 6% convertible notes in the principal amount of $3,700,000, 390,087 shares of common stock (the “Initial Shares”), and total warrants to purchase 6,342,858 shares of common stock at $.85 per share, 6,342,858 shares of common stock at $1.20 per share, and 6,342,858 shares of common stock at $1.75 per share. The following table sets forth the investment by each of the investors, the principal amount of note received, the number of shares of common stock issuable upon conversion of the note, the number of Initial Shares issued and the number of shares issuable upon exercise of each set of warrants.

		Conversion	Initial
	Note	Shares	Shares	Warrants
Barron Partners LP	$3,100,000	4,769,231	326,829	5,314,286
JCAR Funds Ltd.	200,000	307,692	21,086	342,857
IRA f/b/o John P. O’Shea	200,000	307,692	21,086	342,857
Steven Mazur	100,000	153,846	10,543	171,429
Ray Rivers	100,000	153,846	10,543	171,429
Total	$3,700,000	5,692,307	390,087	6,342,858

The numbers under the column “Warrants” represents the number of shares of common stock issuable upon exercise of each set of warrants. Thus, each investor has the same number of warrants exercisable at $.85, $1.20 and $1.75.

The conversion price and ratio of the convertible notes, the exercise price of warrants priced at $0.85 and $1.20 and their related number of shares issuable upon the exercise of the warrants are subject to change on the basis of the company’s fully diluted pre-tax income, as defined in the Purchase agreement, for the years ended December 31, 2006 and 2007.

The company is required, pursuant to the purchase agreement, to amend by September 30, 2006 its articles of incorporation to provide for an authorized capital of 10,000,000 shares of preferred stock, issuable in series and to be designated as series ‘A’ convertible preferred stock, and 50,000,000 shares of common stock.

24. New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive majority of the variable interest entity’s residual returns, or both. In December 2003, the FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. Both interpretations are effective immediately for any variable interest entity created subsequent to January 31, 2003, and for variable interest entities created before February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46-R has no impact on the Company’s financial statements.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

24. New Accounting Pronouncements (continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 has no impact on the Company’s financial reporting and disclosures.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 revises the accounting for certain financial instruments that previously could be classified as liabilities (or, in some circumstances, assets) in the statement of financial condition. SFAS No. 150 also requires disclosure of the terms of those instruments and settlement alternatives. SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 has no impact on the Company’s financial statements.

In December 2003, the FASB issued SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132R”). This Statement revises disclosures by employers about pensions and other postretirement benefits. The additional disclosures are about the asset, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information must be provided separately for pension plans and other postretirement benefit plans. New disclosures for interim periods beginning after December 15, 2003 are also required by SFAS No. 132R. The adoption of SFAS No. 132R has no impact on the Company’s financial statements.

In December 2003, the staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition, which supersedes SAB 101, “Revenue Recognition in Financial Statements.” The primary purpose of SAB 104 is to rescind the accounting guidance included in SAB 101 about multiple element revenue arrangements. SAB 104 also revises the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers that have been codified in Topic 13. SAB 104 was effective immediately upon issuance and did not have a material impact of the Company’s financial reporting and disclosures.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

25. New Accounting Pronouncements (continued)

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosures”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company has no stock-based compensation.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment, an Amendment of SFAS No. 123." SFAS No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. The Company has no stock-based compensation.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets." The Statement is an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 has no impact on the Company’s financial statements.

In May 2005, The FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. APB Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principal. FASB Statement No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal periods that begin after December 15, 2005. Management does not anticipate this statement will impact the Company's consolidated financial position or consolidated results of operations and cash flows.

Franklyn Resources III, Inc. and Subsidiary
Notes to Revised Consolidated Financial Statements
December 31, 2005 and 2004
(Amounts expressed in US Dollars)

25. New Accounting Pronouncements (continued)

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments", an amendment of FASB Statement No.133, "Accounting for Derivative Instruments and Hedging Activities" and FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement permits fair value re measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Management does not anticipate this Statement will impact the Company's consolidated financial position or consolidated results of operations and cash flows.

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets", an amendment of FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement amends Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. Management does not anticipate this Statement will impact the Company's consolidated financial position or consolidated results of operations and cash flows.

Part II

INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 24. Indemnification of Officers and Directors

Our Articles of Incorporation provides that we will indemnify and hold harmless our officers and directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes.

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that, with certain specified exceptions, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS Sections 78.7502, 78.751 and 78.752 provide broad indemnification for officers and directors, as follows:

Subsection 1 of NRS 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnified Party”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnified Party in connection with such action, suit or proceeding if the Indemnified Party acted in good faith and in a manner the Indemnified Party reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnified Party’s conduct was unlawful.

Subsection 2 of NRS 78.7502 of the Nevada Law empowers a corporation to indemnify any Indemnified Party who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in the capacity of an Indemnified Party against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the Indemnified Party in connection with the defense or settlement of such action or suit if the Indemnified Party acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which the Indemnified Party shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that in view of all the circumstances the Indemnified Party is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.7502 further provides that to the extent an Indemnified Party has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (1) or (2) described above or in the defense of any claim, issue or matter therein, the corporation shall indemnify the Indemnified Party against expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnified Party in connection therewith.

Subsection 1 of NRS 78.751 provides that any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to Subsection 2 of NRS 78.751, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the Indemnified Person is proper in the circumstances. Such determination must be made (a) by the stockholders, (b) by the board of directors of the corporation by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (c) if a majority vote of a quorum of such disinterested directors so orders, by independent legal counsel in a written opinion, or (d) by independent legal counsel in a written opinion if a quorum of such disinterested directors cannot be obtained. Subsection 2 of NRS 78.751 provides that a corporation’s articles of incorporation or bylaws or an agreement made by the corporation may require the corporation to pay as incurred and in advance of the final disposition of a criminal or civil action, suit or proceeding, the expenses of officers and directors in defending such action, suit or proceeding upon receipt by the corporation of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation. Said Subsection 2 further provides that the provisions of that Subsection 2 do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under contract or otherwise by law. Subsection 3 of NRS 78.751 provides that indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751 does not exclude any other rights to which the Indemnified Party may be entitled under the articles of incorporation or any by-law, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or in another capacity while holding his office. However, indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses under Subsection 2 of NRS 78.751, may not be made to or on behalf of any director or officer of the corporation if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. Additionally, the scope of such indemnification and advancement of expenses shall continue as to an Indemnified Party who has ceased to hold one of the positions specified above, and shall inure to the benefit of his or her heirs, executors and administrators. NRS 78.752 empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of an Indemnified Party for any liability asserted against such person and liabilities and expenses incurred by such person in his or her capacity as an Indemnified Party or arising out of such person’s status as an Indemnified Party whether or not the corporation has the authority to indemnify such person against such liability and expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue

Item 25. Other Expenses of Issuance and Distribution

The estimated expenses of the registration, all of which will be paid by the Company, are as follows:

Item	Amount
SEC filing fee	$	---
Printing and filing		*
Legal expenses, including blue sky		*
Accounting expenses		*
Miscellaneous		*
Total		*
* To be supplied by Amendment.

Item 26. Recent Sales of Unregistered Securities

On June 2, 2006:

We entered into an exchange agreement pursuant to which we acquired all of the equity of Sinoenergy which owned all of the equity of Sinogas. Pursuant to the exchange agreement, we issued 14,215,385 shares of common stock to the owners of Sinoenergy - Skywide, to which we issued 12,793,847 shares of common stock, and.Eastpride, to which we issued 1,421,538 shrares of common stock.

Also a securities purchase agreement (the “Purchase Agreement”) with Barron Partners LP, JCAR Funds Ltd., Ray Rivers, Steve Mazur and IRA f/b/o John P. O’Shea pursuant to which the investors purchased 6% convertible notes in the principal amount of $3,700,000, 390,087 shares of common stock (the “Initial Shares”), and warrants to purchase 6,342,858 shares of common stock at $.85 per share, 6,342,858 shares of common stock at $1.20 per share and 6,342,858 shares of common stock at $1.75 per share. The securities issued to Mr. O’Shea were issued pursuant to an amendment to the Purchase Agreement in July 2006. The following table sets forth the investment by each of the investors, the principal amount of note received, the number of Initial Shares issued and the number of shares issuable upon exercise of each set of warrants.

	Note	Initial Shares	Warrants
Barron Partners LP	$3,100,000	326,829	5,314,286
JCAR Funds Ltd.	200,000	21,086	342,857
IRA f/b/o John P. O’Shea	200,000	21,086	342,857
Steven Mazur	100,000	10,543	171,429
Ray Rivers	100,000	10,543	171,429
Total	$3,700,000	390,087	6,342,858

The numbers under the column “Warrants” represents the number of shares of common stock issuable upon exercise of each set of warrants. Thus, each investor has the same number of warrants exercisable at $.85, $1.20 and $1.75.

Item 27. Exhibits

2.1	Exchange Agreement dated as of June 2, 2006, among the Registrant and the former stockholders of Sinoenergy[1]
3.1	Certificate of incorporation[2]
3.2	By-laws[2]

4.1	Form of convertible note issued in June 2006 private placement [1]
4.2	Form of “A” warrants issued to investors in June 2006 private placement[1]
4.3	Form of “B” warrants issued to investors in the June 2006 private placement[1]
4.4	Form of “C” warrants issued to investors in the June 2006 private placement[1]
5.1	Form of opinion of Sichenzia Ross Friedman Ference LLP[5]
10.1	Securities purchase agreement dated June 2, 2006, between the Company and the investors in the June 2006 private placement[1]
10.2
Agreement dated July 6, 2006, by and among the Company, Barron Partners LP, the other investors named in Schedule A to the securities purchase agreement dated June 2, 2006, and IRA FBO John P. O’Shea, Pershing LLC as Custodian[3]

10.3	Registration rights agreement dated June 2, 2006, between the Registrant and the investors in the June 2006 private placement[1]
10.4	Registration rights provisions pursuant to the stock exchange agreement[1]
10.5	Agreement with former holders of the Registrant’s common stock[1]
10.6	2006 Long-term incentive plan[1]
21.1	List of Subsidiaries[4]
23.1	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
23.2	Consent of Rotenberg and Co. LLP (Page II-7])

[1]	Filed as an exhibit to the Company’s current report on Form 8-K which was filed with the Commission on June 15, 2006 and incorporated herein by reference.
[2]	Filed as an exhibit to the General Form for Registration of Securities of Small Business Issuers on Form 10-SB which was filed with the Commission on March 27, 2000
[3]	Filed as an exhibit to the Company’s current report on Form 8-K/A which was filed with the Commission on July 31, 2006 and incorporated herein by reference.
[4]	Filed herewith.
[5]	To be filed by amendment.

Item 28. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	include any additional or changed material information on the plan of distribution.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(c) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(d) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Qingdao, Province of Shandong in the People’s Republic of China on this 31st day of July, 2006.

FRANKLYN RESOURCES III, INC.

By:	s/ Bo Huang
Bo Huang, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Senshen Yang as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Signature	Title	Date

s/ Bo Huang	Chief Executive Officer	July 31, 2006
Bo Huang	and Director
(Principal Executive Officer)

s/ Qiong (Laby) Wu	Chief Financial Officer	July 31, 2006
Qiong (Laby) Wu	(Principal Financial and Accounting Officer)

s/ Tianzhou Deng	Director	July 31, 2006
Tianzhou Deng

s/ Robert I. Adler	Director	July 31, 2006
Robert I. Adler

s/ Renjie Lu	Director	July 31, 2006
Renjie Lu

s/ Greg Marcinkowski	Director	July 31, 2006
Greg Marcinkowski

s/ Baoheng Shi	Director	July 31, 2006
Baoheng Shi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the use in this Registration Statement on Form SB-2, of our report dated March 21, 2006, except for notes 1 and 23, to which the date is July 26, 2006, with respect to our audit of the financial statements of Franklyn Resources III, Inc. and to the reference to our firm under the heading “Experts” in the Prospectus.

s/ ROTENBERG AND CO. LLP

Certified Public Accountants

August 2, 2006